11/22

06018717

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MMX Mineração e Metálicos S.A

*CURRENT ADDRESS Praia do Flamengo, 154 - 5° Andar, Flamengo Rio de Janeiro RJ Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED

NOV 28 2006

THOMSON FINANCIAL

FILE NO. 82- 35042

FISCAL YEAR 3/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DATE : 11/22/06

082-35042

3-31-06
AR/S

FINANCIAL STATEMENTS

	Page
Three months ended March 31, 2006 and 2005 (Brazilian GAAP)	
Independent Auditors' Report	F-3
Balance Sheets	F-4
Statements of Operations	F-5
Statements of Changes in Shareholders' Equity	F-6
Statements of Changes in Financial Position	F-7
Statements of Cash Flows	F-8
Notes to Financial Statements	F-9
Years ended December 31, 2005 and 2004 (Brazilian GAAP)	
Independent Auditors' Report	F-30
Balance Sheets	F-31
Statements of Operations	F-32
Statements of Changes in Shareholders' Equity	F-33
Statements of Changes in Financial Position	F-34
Statements of Cash Flows	F-35
Notes to Financial Statements	F-36
Three months ended March 31, 2006 and year ended December 31, 2005 (U.S. GAAP)	
Independent Auditors' Report	F-50
Combined Consolidated Balance Sheets	F-51
Combined Consolidated Statements of Operations	F-52
Combined Consolidated Statements of Shareholders' Deficit and Comprehensive Income (Loss)	F-53
Combined Consolidated Statements of Cash Flows	F-54
Notes to Combined Consolidated Financial Statements	F-55

MMX MINERAÇÃO E METÁLICOS S.A.
(FORMERLY TRESSEM PARTICIPAÇÕES S.A.)
(PUBLICLY-HELD COMPANY)

BALANCE SHEETS
At March 31, 2006 and 2005
(In thousands of reais)

	Parent Company		Consolidated
	2006	2005 (Unaudited)	2006
ASSETS			
Current assets			
Cash and cash equivalents	1,042	1	19,668
Sundry advances	5	—	267
Recoverable taxes	59	—	701
Accounts receivable	—	—	450
Other credits	—	—	285
	1,106	1	21,371
Noncurrent assets			
Related parties	9,660	—	66
Permanent assets			
Investments	12,445	—	—
Property, plant and equipment	—	—	7,863
Mining rights and concessions	—	—	52,898
Goodwill in the acquisition of the subsidiary	—	—	177,513
Deferred charges	—	—	14,145
	12,445	—	252,419
	23,211	1	273,856
LIABILITIES			
Current liabilities			
Suppliers	350	40	1,791
Taxes and contributions payable	36	—	1,060
Loans and financing	9,792	—	93,087
Investment acquisition obligations	—	—	83,123
Related parties	338	—	338
Other short-term obligations	6	—	214
	10,522	40	179,613
Long-term liabilities			
Investment acquisition obligations	—	—	81,552
Other	—	316	—
Minority interests	—	316	2
Shareholders' equity			
Capital	16,703	20	16,703
Accumulated losses	(4,014)	(375)	(4,014)
	12,689	(355)	12,689
	23,211	1	273,856

See the accompanying notes to financial statements.

MMX MINERAÇÃO E METÁLICOS S.A.
(FORMERLY TRESSEM PARTICIPAÇÕES S.A.)
(PUBLICLY-HELD COMPANY)

STATEMENTS OF OPERATIONS
Periods from January 1 to March 31, 2006 and 2005
(In thousands of reais)

	Parent Company		Consolidated
	2006	2005	2006
		(Unaudited)	
Gross revenues	—	—	525
Deductions	—	—	(108)
Net revenues	—	—	417
Cost of goods sold and services provided	—	—	(942)
Gross loss	—	—	(525)
Other operating income (expenses)			
General and administrative expenses	(987)	(18)	(987)
Financial income	177	—	177
Equity in income of subsidiaries and associated companies	(525)	—	—
Loss for the period	(1,335)	(18)	(1,335)
Loss per lot of a thousand shares — R$	(15)	(1)	
Number of shares at the end of the period (per lot of a thousand shares)	92	20	

See the accompanying notes to financial statements.

MMX MINERAÇÃO E METÁLICOS S.A.
(FORMERLY TRESSEM PARTICIPAÇÕES S.A.)
(PUBLICLY-HELD COMPANY)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
from January 1, 2005 to March 31, 2006
(In thousands of reais)

	Capital	Accumulated Losses	Total
Balances at January 1, 2005	20	(357)	(337)
Loss for the period (unaudited)	—	(18)	(18)
Balances at March 31, 2005 (unaudited)	20	(375)	(355)
Capital increase in cash	16,683	—	16,683
Loss for the period	—	(2,304)	(2,304)
Balances at December 31, 2005	16,703	(2,679)	14,024
Loss for the period	—	(1,335)	(1,335)
Balances at March 31, 2006	16,703	(4,014)	12,689

See the accompanying notes to financial statements.

MMX MINERAÇÃO E METÁLICOS S.A.
(FORMERLY TRESSEM PARTICIPAÇÕES S.A.)
(PUBLICLY-HELD COMPANY)

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Periods from January 1 to March 31, 2006 and 2005
(In thousands of reais)

	Parent Company 2006	Parent Company 2005 (Unaudited)	Consolidated 2006
Application of funds			
Operations			
Loss for the period	1,335	18	1,335
Items not affecting working capital:			
Equity in income of subsidiaries and associated companies	(525)	—	—
Resources applied in operations	810	18	1,335
Increase in noncurrent assets	9,660	—	—
Decrease in noncurrent liabilities	—	—	4,195
Permanent investment in other companies	9,151	—	—
Acquisition of mining rights	—	—	3,408
Acquisition of property, plant and equipment	—	—	726
Additions to deferred charges	—	—	(3,056)
	18,811	—	5,273
	19,621	18	6,608
Source of funds			
From third parties			
Decrease in noncurrent assets	—	—	590
Increase in noncurrent liabilities	—	10	—
	—	10	590
Decrease in net working capital	(19,621)	(8)	(6,018)
Changes in net working capital			
Current assets			
At end of the period	1,106	1	21,371
At beginning of the period	10,660	3	20,222
	(9,554)	(2)	1,149
Current liabilities			
At end of the period	10,522	40	179,613
At beginning of the period	455	34	172,446
	(10,067)	(6)	(7,167)
	(19,621)	(8)	(6,018)

See the accompanying notes to financial statements.

MMX MINERAÇÃO E METÁLICOS S.A.
(FORMERLY TRESSEM PARTICIPAÇÕES S.A.)
(PUBLICLY-HELD COMPANY)

STATEMENTS OF CASH FLOWS
Periods from January 1 to March 31, 2006 and 2005
(In thousands of reais)

	Parent Company		Consolidated
	2006	2005 (Unaudited)	2006
Cash flows from operating activities			
Loss for the period	(1,335)	(18)	(1,335)
Changes in assets and liabilities:			
Decrease in other accounts receivable	(10,001)	—	(1,070)
Increase in suppliers	351	6	1,321
Increase in accounts payable and provisions	219	—	(9,473)
Net cash used in operational activities	(10,766)	(12)	(10,557)
Cash flows from investment activities			
Acquisition of investments	(8,625)	—	—
Acquisition of property, plant and equipment	—	—	(726)
Acquisition of rights	—	—	(3.408)
Additions to deferred charges	—	—	3,056
Net cash from investment activities	(8,625)	—	(1,078)
Cash flows from financing activities			
Loans	9,792	—	11,400
Related persons debts	(19)	10	—
Net cash provided by financing activities	9,773	10	11,400
Decrease in cash and cash equivalents			
At beginning of the period	10,660	3	19,903
At end of the period	1,042	1	19,668
Decrease in cash and cash equivalents	(9,618)	(2)	(235)

See the accompanying notes to financial statements.

(In thousands of reais)

1 Operations

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") is the new name of Tressem Participações S.A., an incorporated publicly-held company. MMX's current controlling shareholders acquired, on September 9, 2005, the totality of the shares representing the Company's capital stock. This acquisition was approved, on November 29, 2005, by the Brazilian Securities Exchange Commission — CVM.

MMX operates in the following main business areas: the extraction, processing, transportation and sale of minerals; the manufacture, processing, transportation and sale of metallic products; as well as the construction, operation and exploration of marine terminals and railways.

MMX develops, on its own account or through its subsidiaries, projects in mining, logistics, steel and the production of value-added metal products from the iron ore it extracts. The Company owns mineral deposits, as a result of the acquisition of mines and applications for mining rights, which it explores and from which it extracts iron ore. It also manages and/or develops logistics systems for the purpose of transporting the resulting production.

At March 31, 2006, MMX had, by means of direct and indirect ownership in subsidiaries, the following projects:

a. Activities in mineral research activities (excluding those related to copper and precious metals) in the municipalities of Pedra Branca do Amapari and Porto Grande, in the State of Amapá, by means of a exploration contract celebrated between the subsidiary EBX Mineração Ltda. and Mineração Pedra Branca do Amapari Ltda., a subsidiary of the Canadian company Goldcorp Inc. The Company is now completing a feasibility study for this project that, besides the mine, encompasses the railway and marine terminal operations, including detailed information on the necessary investments, currently estimated between US$250 million and US$350 million (unaudited), with start-up scheduled for fiscal year 2007.

b. The subsidiary EBX Energia Ltda., on its own account or through its subsidiary MPC Mineração e Pesquisa Ltda., is the owner of mining rights located in the "Quadrilátero Ferrífero" (iron quadrilateral), in the State of Minas Gerais. These assets will support the "MMX Minas-Rio System", which will produce iron ore and transport it via a mineral pipeline approximately 520 kilometers long which will connect the mining region to the municipality of São João da Barra, in the State of Rio de Janeiro, where the Company, through one of its subsidiaries, already owns a 1,924,000 hectare site suitable for the construction of a port with sufficient capacity to receive deep draft ships. The Company is now completing a feasibility study for this project including detailed information on the necessary investments, currently estimated between US$1.5 billion and US$2.5 billion (unaudited), with start-up scheduled for fiscal year 2009.

c. The Company, through the subsidiary MMX Amapá Mineração Ltda., have constituted MMX Logística do Amapá Ltda. on February 23, 2006, after the bidding proceeding started in 2005, with the purpose of obtaining from the State of Amapá a Concession for Exploration of Freight and Passenger Railway Transportation Service at the Amapá-EFA Railway. The concession for operating the railway for a 20-year term aims developing transportation logistics for the iron ore to be extracted from the mine owned by the Company in the State of Amapá.

According to the Contract, MMX Amapá shall invest in the two first concession years a total of R$40,700 (unaudited) in railway restoration. For the concession, MMX Amapá made, on March 7, 2006, a payment in the value of R$814 to the State of Amapá, equivalent to 2% of the estimated value of investments.

d. Due to the corporate restructuring occurred on April 12, 2006 (as described in Note 18a.), the Company became holder of MMX Corumbá Mineração Ltda. and MMX Metálicos Brasil Ltda.'s investments.

MMX Corumbá Mineração Ltda. is currently starting its operations through a limited production mobile plant operation. Investments in progress on the definitive plant will be of approximately US$15 million (unaudited), start-up operations expected for the month of July 2006. The company holds mining rights in the Municipality of Corumbá, State of Mato Grosso do Sul.

MMX Metálicos Brasil Ltda. is presently developing feasibility projects aiming integrated plants set up for pig iron and semi-finished production, preferably in the States of Amapá and Mato Grosso do Sul, where the Company's own mines are located.

The financial statements presented herein do not include MMX Corumbá Mineração Ltda. and MMX Metálicos Brasil Ltda.'s equity position, therefore, and also taking into consideration the Company's spin-off, as mentioned in Note 18, an unaudited pro-forma balance sheet is being presented on April 18, 2006, in which the Company's consolidated equity position is reflected, including MMX Corumbá Mineração Ltda. and MMX Metálicos Brasil Ltda.'s balance sheet accounting balances (audited) as of March 31, 2006, and the spin-off effects.

2 Presentation of the financial statements

The non-consolidated and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission — CVM.

Description of significant accounting policies

a. Statements of operations

Taking into account that the Company's subsidiaries are still in a pre-operating stage, results for the year were determined in accordance with the accrual basis of accounting, being basically represented by expenditures not related to projects in progress and/or which will not bring future benefits for the Company.

b. Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of permanent assets, mining rights, deferred tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees' benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least quarterly.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the fixed assets, as the subsidiaries of the Company are in a pre-operating stage.

d. Current and noncurrent assets

• ***Interest earning bank deposits***

Interest earning bank deposits are recorded at cost plus income accrued up to the balance sheet date.

• ***Inventories***

Inventories are stated at the lower of average cost or market value.

The cost of inventories includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

• ***Other current and noncurrent assets***

They are presented by at net realizable amount.

e. Permanent assets

• ***Investments***

Investments in subsidiaries were valued using the equity method plus positive goodwill or less negative goodwill, when applicable.

Goodwill generated in the acquisition of subsidiary is based on the expectation of future profit generation, and will be amortized in up to 10 years. See Note 5.

• ***Property, plant and equipment***

Property, plant and equipment are recorded at the cost of acquisition, formation or construction (including interest and other financial charges). Depreciation is calculated using the straight-line method at rates which take into account the estimated useful lives of the assets.

• ***Mining rights***

Valued at the cost acquisition value of mining rights.

• ***Deferred charges***

Results during the pre-operating stage of the Company's subsidiaries are associated to future benefits, and thus have been recorded as deferred charges. They refer to research and development expenses of projects. They will be amortized over a ten-year period, as from beginning of operations.

Expenditures not associated to any future benefits are transferred from deferred charges to the results for the years.

f. Current and noncurrent liabilities

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. Income and social contribution taxes

In this fiscal year, the Company did not have taxable income.

i. Statements of cash flow

The Company is presenting as complementary information the statements of cash flows prepared in accordance with NPC 20 — Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

3 Consolidated financial statements

Quarterly comparative

The comparative analysis between periods ended on March 31, 2006 and 2005 is technically impaired due to the following facts:

a. Parent company

Only as from September 9, 2005, when MMX Mineração e Metálicos S.A.'s control was acquired by the present controlling shareholder, transactions were initiated within the present operational context of the Company. The accounting balances recorded by the parent company on March 31, 2005 represented Tressem Participações S/A (former name of MMX Mineração e Metálicos S/A)'s activities, which did not have operations or assets, did not own investments in other companies nor exploited usual entrepreneurial activity.

b. Consolidated

On March 31, 2005, MMX Mineração e Metálicos S.A. did not own investments, and current subsidiaries did not have the corporate control structure now in effect, as well as they had an operational context still incipient when compared to the operation model presently designed by such companies.

As a result, the statement of operations changes in financial position and cash flow for the period ended on March 31, 2005 cannot be compared with the same statements of the Company in the period ended on March 31, 2006.

The accounting policies have been consistently applied in all the consolidated companies.

The consolidated financial statements include the financial statements of MMX Mineração e Metálicos S.A. and its directly and indirectly controlled subsidiaries, as listed below:

	Interest Percentage(*) 2006
Directly controlled subsidiaries:	
MMX Amapá Mineração Ltda.	99.99%
MMX Minas-Rio Mineração e Logística Ltda.	99.99%
Indirectly controlled subsidiaries:	
MPC Mineração Pesquisa e Comércio Ltda.	99.99%
IRXMineração Ltda.	80.00%
MMX Logística do Amapá Ltda.	99.99%

(*) Interest percentages after spin-off are commented in Note 18.

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment in the capital, reserves and retained earnings/losses of the subsidiaries; and

c. Elimination of intercompany income and expense balances arising from intercompany transactions. These balances are eliminated in the measure of the holding Company's participation in subsidiaries against the investments. Unrealized losses are also eliminated, but only when there is no evidences of the problems with asset's recovery.

4 Cash and cash equivalents

	Parent Company		Consolidated
	2006	2005	2006
Cash and banks	515	1	13,266
Interest earning bank deposits	527	—	6,402
	1,042	1	19,668

Interest earning bank deposits substantially refer to bank deposit certificates and fixed income funds.

5 Investments and goodwill in the acquisition of the subsidiary

a. Composition of balances

	Parent Company 2006	Consolidated 2006
Investment in subsidiaries	12,445	—
Goodwill	—	177,513
	12,445	177,513

Goodwill in the acquisition of the subsidiary MPC Mineração Pesquisa e Comércio Ltda. by EBX Energia Ltda. is based on expectation of future profitability in the mineral reserve exploration related to the mining rights of the iron quadrilateral area, located in the State of Minas Gerais, as described in Note 6. Future profitability is based on feasibility studies and business plans of projects and technical reports on production capacity of reserves.

Goodwill amortization will be recorded based the expectation of future profitability in 10 years.

b. Movement of balances

	Parent Company					
	MMX Amapá Mineração Ltda.	IRX Mineração Ltda.	MMX Logística do Amapá Ltda.	MMX Minas-Rio Mineração e Logística Ltda.	MPC Mineração Pesquisa e Comércio Ltda.	Total
Participation in capital(%)	99.99%	80.00%	100.0%	99.99%	99.99%	—
Shareholders' equity	3,967	44	—	8,478	30	
Capital	6,628	10	—	10	30	—
Capital stock to be paid-up	—	—	15,000	—	—	
Advance for future capital increase	—	34	(15,000)	—	—	
Loss for de year	(525)	—	—	—	—	—
Balances at December 31, 2004	—	—	—	—	—	—
Acquisition of investments	10	—	—	10	—	20
Advance for future capital increase	2,968	—	—	2,967	—	5,935
Equity in net loss of subsidiaries	(2,136)	—	—	—	—	(2,136)
Balances at December 31, 2005	842	—	—	2,977	—	3,819
Acquisition of investments	3,650	—	—	5,501	—	9,151
Equity in net loss of subsidiaries	(525)	—	—	—	—	(525)
Balance at March 31, 2006	3,967	—	—	8,478	—	12,445

6 Mining rights and concession

The Company was the owner of the following mining rights:

Company		State	Mining Right	2006
IRX Mineração Ltda.	(a)	Bahia	Mineral — Ion ore	178
MMX Minas-Rio Mineração e Logística Ltda.	(b)	Minas Gerais	Mineral — Ion ore	9,305
MMX Minas-Rio Mineração e Logística Ltda.	(c)	Minas Gerais	Mineral — Ion ore	40,000
MPC Mineração Pesquisa e Comércio Ltda.	(d)	Minas Gerais	Mineral — Ion ore	25
MMX Minas-Rio Mineração e Logística Ltda.	(e)	Minas Gerais	Mineral — Ion ore	1,490
MMX Minas-Rio Mineração e Logística Ltda.	(f)	Minas Gerais	Mineral — Ion ore	1,086
MMX Logística do Amapá Ltda.	(g)	Amapá	Raiway Concession/Granting	814
				52,898

(a) Mining rights acquired on June 9, 2004 in the State of Bahia, object of the pending litigation described in Note 11.

(b) Located in the "Quadrilátero Ferrífero" region, in the State of Minas Gerais, and acquired by the subsidiary MMX Minas-Rio Logística Ltda. on September 14, 2005, at a total cost of US$4 million. On March 31, 2006, the Company had assumed an obligation to pay the equivalent to US$3.4 million, as described in Note 13.

(c) Located in the "Quadrilátero Ferrífero" region, in the State of Minas Gerais, and acquired by the subsidiary MMX Minas-Rio Mineração e Logística Ltda. on October 19, 2005, at a total cost of R$40,000, out of which R$4,500 was paid on the signature of the contract. The remaining amount will be paid in installments, as described in Note 13.

(d) Located in the "Quadrilátero Ferrífero" region, in the State of Minas Gerais, and acquired on August 17, 2005, through the acquisition of quotas in MPC Mineração Pesquisa e Comércio Ltda., the owner of the assets in question. The total value of the transaction was US$75 million, the first installment of US$20 million having been paid by MMX Minas-Rio Mineração e Logística Ltda. at the time with funds from the shareholder Eike Fuhrken Batista, who were paid back on December 7, 2005 plus interest calculated at usual market interest rates. On January 10, 2006, the parent company requested new mining rights from DNPM in the same region, at a cost of R$1.

The value of the mining right recorded in the indirect subsidiary MPC Mineração Pesquisa e Comércio Ltda. is of R$25, having the subsidiary MMX Minas-Rio Mineração e Logística Ltda. recorded a transaction goodwill in the amount of R$177,513, as described in Note 5.

On March 31, 2006, the Company had assumed an obligation to pay the equivalent to US$55 million, as described in Note 13.

(e) On March 13, 2006, the subsidiary MMX Minas-Rio Mineração e Logística Ltda. entered into an option agreement for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it shall pay the equivalent to US$700,000 as purchase option; US$400,000 was paid on March 20, 2006, and the remaining balance of US$300,000 shall be paid in two equal installments of US$150,000 each, on April 13 and May 13, 2006. The total value of mining rights is of R$35,000, to be paid in twenty equal, consecutive and monthly installments in the amount of R$1,750, adjusted by the savings index, being the first due upon the exercise of the purchase option.

(f) On March 3, 2006, the subsidiary company MMX Minas-Rio Mineração e Logística Ltda. entered into an option agreement for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it shall pay the equivalent to US$500 as purchase option; the first installment of US$150 was paid on April 6, 2006 and the remaining balance shall be paid in seven monthly installments of US$50 each, as of May 6, 2006. Determination of total value is subject to the mining reserve dimension as to the content of ore, which will be determined through a research program to be carried out.

(g) Value of granting of concession of the Amapá-EFA Railway, as described in Note 1c.

7 Property, plant and equipment

	Consolidated 2006
MMX Amapá Mineração Ltda.	1,420
MMX Logística do Amapá Ltda.	17
MPC Mineração Pesquisa e Comércio Ltda.	6,426
	7,863

PP&E was composed as follows:

	Depreciation Rate % p.a.	Consolidated 2006 Cost	Depreciation	Net
Furniture and fixture	10	272	(24)	248
Machinery and equipment	10	1,030	(51)	979
IT equipment	20	458	(8)	450
Vehicles	20	366	(22)	344
Software	20	52	(10)	42
		2,178	(115)	2,063
Land		5,800	—	5,800
		7,978	(115)	7,863

8 Deferred charges

	Consolidated 2006
MX Amapá Mineração Ltda.	16,303
MMX Minas-Rio Mineração e Logística Ltda.	(5,495)
MPC Mineração Pesquisa e Comércio Ltda.	3,018
MMX Logística do Amapá Ltda.	285
IRX Mineração Ltda.	34
	14,145

Deferred charges related to the following:

	Amortization Rate % p.a.	Consolidated — Cost 2006
Pre-operating expenses	10	22,223
Pre-operating financial income	10	(8,078)
		14,145

Deferred charges are valued at their formation cost and refer to pre-operating expenses incurred in the phase of research and set up of the integrated mining and logistics projects.

Deferred charges will be amortized in a ten-year term, as from the date of the start-up of operations, when economic benefits will start to be generated.

9 Related party transactions

	Parent Company		Consolidated	
Related parties	Accounts Receivable 2006	Accounts Payable 2006	Accounts Receivable 2006	Accounts Payable 2006
MMX Mineração do Brasil Ltda.	—	—	16	—
MMX Amapá Mineração Ltda.	3,165	—	—	—
MMX Minas-Rio Mineração Logística Ltda.	6,495	—	—	—
MMX Corumbá Mineração e Metarlurgia Ltda.	—	—	49	—
Eike Fuhrken Batista	—	338	1	338
	9,660	338	66	338

The main balances of assets and liabilities as of March 31, 2006, related to operations with related parties, result from transactions with the Company and its directly and indirectly subsidiaries.

The transactions described above have taken place at arm's length basis for the respective type of operations.

As mentioned in Note 10, the controlling shareholder is the guarantor of financing and loans obtained by the Company's subsidiaries.

10 Loans and financing

On March 31, 2006, loans and financing were composed as follows:

Bank	Guarantees	Debt Cost	Term	2006
Banco ABN AMRO Real S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV (*) + 6.70% p.a.	03/16/2007	9,776
			Interest accrual	16
			Total Parent	9,792
MMX Minas-Rio:				
	Intervening Party:			
Unibanco S.A.	Eike Fuhrken Batista	EV (*) + 6.90% p.a.	05/06/2006	43,448
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 6.93% p.a.	01/06 and 09/11/2006	8,690
MMX Amapá:				
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 5.66% p.a.	10/04/2006	10,862
Banco ABC Brasil S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 8.5% p.a.	09/27/2006	10,862
MPC Mineração:				
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 6.93% p.a. to 8.30% p.a.	03/29 and 09/11/2006	7,603
			Interest accrued	1,830
			Total Consolidated	93,087

(*) EV = U.S. dollar exchange variation.

The Company, through its controlled company MMX Amapá Mineração Ltda., has a credit line in the amount of US$200 million, for a seven-year term, and two-year grace period, provided by Banco ABC Brasil S.A. and Arab Banking Corporation BSC, guaranteed by an export contract for the iron ore production of the Company. The credit line depends on a few suspensive conditions such as to be approved and to be created some guarantees by the banks.

11 Provision for contingencies

On March 31, 2006, the Company, its direct and indirect controlled companies are parties in judicial claims and administrative proceedings arisen in the ordinary course of business, involving civil matters.

The indirect subsidiary IRX Mineração Ltda. ("IRX") is a party in the following lawsuits, involving the mining rights detailed in Note 6 above:

- Action for damages seeking to annul the mining rights sales contract, celebrated between João Carlos de Castro Cavalcanti and IRX, which is awaiting judgment in the lower court;
- Writ of prevention related to the breach of exclusive rights arising from the sale of the above-mentioned mining rights by João Carlos de Castro Cavalcanti to Metal Data Ltda. Despite the acquisition of said rights by IRX being prior to the contract celebrated between Metal Data and

João Carlos Cavalcanti, Metal Data was granted an injunction suspending the registration of the assignment of said rights by the National Department of Mineral Research — DNPM. IRX spontaneously filed suit as an aggrieved party, to appeal against the injunction. This appeal is currently awaiting judgment in the high court. The writ of prevention was considered to have grounds and IRX will present its appeal at an opportune moment; and

- A summons filed by MMX Amapá Mineração Ltda. and IRX Mineração Ltda. against João Carlos de Castro Cavalcanti seeking the latter's exclusion as a partner of IRX for having negotiated mining rights that had previously been included as part of said company's assets.

The Company's management, based on the opinion of its attorneys, considers the probability of losing the above-mentioned lawsuits to be remote and, consequently, no provision has been recorded for these pending lawsuits in the financial statements.

12 Deferred income and social contribution taxes

On March 31, 2006, the Company's subsidiaries were in a pre-operating stage. Therefore, since no history of taxable income exists up to now, a full valuation allowance has been recorded against the calculated deferred income tax and social contribution tax assets.

Deferred income and social contribution taxes have been originated as follows:

	Parent Company and Consolidated 2006
Noncurrent assets:	
Tax loss carry-forwards	318
Negative basis of social contribution tax	115
	433
Valuation allowance	(433)
	—

13 Investment acquisition obligations

The Company and their subsidiaries held short and long-term consolidated commitments related to the acquisition of quotas of the subsidiaries MPC Mineração Pesquisa e Comércio Ltda., and for the direct acquisition of the mining rights detailed below:

			Consolidated	
			2006	
Company		Creditor	Short-Term	Long-Term
MMX Minas-Rio Mineração e Logística Ltda.	(a)	Mining Rights Assignor	6,648	—
MMX Minas-Rio Mineração e Logística Ltda.	(b)	Mining Rights Assignor	12,714	20,266
MMX Minas-Rio Mineração e Logística Ltda.	(c)	Quota Assignor	60,679	60,679
MMX Minas-Rio Mineração e Logística Ltda.		Other	3,082	607
			83,123	81,552

(a) Remaining balance equivalent to US$3.4 million due to Mr. Sebastião Cotta Lima. It shall be paid after the reserve appraisal, which should occur in September 2006.

(b) Remaining balance of R$35,500 due to Mr. José Marcílio Nunes Filho, in 5 installments adjusted by the IGP-M, being R$3,000 already paid on February 20, 2006 upon publication of the mining right transfer, R$4,200 on April 17, 2006, R$8,398 on October 14, 2006, R$9,726 on April 12, 2007, and R$10,400 on October 9, 2007.

(c) Remaining balance of US$55 million related to quota purchase from subsidiary MPC Mineração Pesquisa e Comércio Ltda., due to Mr. Maurílio de Oliveira Resende and others. To be paid in one short-term installment equivalent to US$27.5 million due on December 23, 2006, and one long-term installment due on June 23, 2008, plus interest of 2.5% p.a. The Company constituted a pledge on mining rights, held by the controlled company MPC Mineração Pesquisa e Comércio Ltda., on behalf of sellers as a payment guaranty.

14 Shareholders' equity (Parent company)

a. Capital

At March 31, 2006, the capital stock was comprised of 92,044 (ninety-two thousand, forty-four) shares, being on March 31, 2005, 20,000 (twenty thousand) shares, all ordinary, registered shares and with no par value.

On December 19, 2005, the Company, following a resolution by a meeting of the Board of Directors on the same date, underwent a capital increase of R$16,643 by means of private subscription of shares, partly paid in as national currency and partly as quotas representing the capital stock of MMX Amapá Mineração Ltda. and MMX Minas Rio Mineração e Logística Ltda. These quotas were converted at their book value, in accordance with appraisal reports presented by ACAL CONSULTORIA E AUDITORIA S.S., a company engaged for this exclusive purpose. As explained in the Board's justification for the capital increase, the book value of the quotas was substantially below their fair market value.

Company's shares was fixed at R$519.38 (five hundred and nineteen reais and thirty eight cents) per share, taking into consideration the Company's expected future profitability, as in the justification presented by the Board of Directors of the Company to the shareholders on December 14, 2005.

b. Dividends

The Company's shares participate in equal proportion in dividend distribution, interest on own capital and other benefits to shareholders. The corporate by-laws determine the distribution of a minimum compulsory dividend of 25% of the net income for the year, adjusted in accordance with article 202 of Law no. 6.404/76.

15 Commitments assumed

Goods and services

The Company and its subsidiaries had commitments assumed before goods and services suppliers of R$31.000, being the main ones above R$450, as follows:

	Consolidated	
Object of the Contract	Signing Date	Contract Balance 2006
Drilling services in the State of Amapá	11/07/2005	904
Topographic survey services in the State of Amapá	11/07/2005	490
Services regarding elaboration of conceptual project and basic project for Açu Port construction	02/01/2006	1,924
Basic engineering, detailed engineering, supply management and set up management of the Itabirito processing plant in Amapá	01/16/2006	11,885
Contracts related to railway concession	02/10/2006	1,657
Technical advisory on mineral pipeline set up study	03/21/2006	9,276
EIA/RIMA elaboration and license procurement regarding mineral pipeline construction	01/05/2006	1,580
Other		3,084
Total		**30,800**

16 Financial instruments

The estimated realization values of financial assets and liabilities of the Company were determined through information available in the market and appropriate valuation methodologies. However, considerable judgment was required in the interpretation of the market data to estimate the most adequate realization value. Consequently, the estimates below do not necessarily indicate the values that could be realized in the current exchange market. The use of different market methodologies may have a material effect on the estimated realizable values.

The management of these instruments is done through operating strategies, aimed at liquidity, profitability and security. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market. The Company and its subsidiaries do not invest in derivatives or any other risk assets on a speculative basis.

In compliance with CVM Instruction no. 235/95, the accounting balances and the market values of the financial instruments included in the balance sheet at March 31, 2006 and 2005 are shown below:

a. Cash and cash equivalents and financial investments

Current accounts held in banks have market values similar to the book values.

For short-term financial investments, the market value was calculated based on the market quotations of these securities.

b. Related parties

Loans receivable/payable are presented at book value, since there are no similar instruments, and they address operations with subsidiaries and affiliates.

c. Investments (parent company)

The market values for other investments are considered similar to the book values, since they have no market quotation.

d. Loans and financing

Market values for loans and financing are considered similar to accounting balances, since they are instruments with short-term maturities.

e. Derivatives

The Company has a policy of eliminating market risks and avoids assuming positions exposed to market value fluctuations, operating only with instruments which permit controlling these risks. Most of the derivative contracts correspond to swap operations, all of which are recorded on the BM&F (Futures and Commodities Exchange) and involve prefixed rates. The future contracts for dollars on the BM&F are used, mainly, as instruments to hedge financing interest rates. The Company does not expect to have significant losses from these operations, besides those already disclosed in the financial statements.

- **Limitations**

The market values were estimated at the balance sheet date, based on "relevant market information". Changes in the assumptions may significantly affect the estimates presented.

Exchange rate risk

The results of the Company and its subsidiaries are susceptible to significant variations, due to the effects of the volatility of the foreign exchange rate on the liabilities indexed to foreign currencies.

As a strategy to prevent and reduce the effects of the fluctuation of the exchange rate, management has adopted the policy of maintaining a natural hedge with the maintenance of tied assets also susceptible to exchange variation, in conformity with the table below. For the period ended on March 31, 2006, the Company did not renewed its hedge position, due to management's expectations of fall in exchange rate. Such position is shown below:

	2006
A. Financing/loans and obligations related to U.S. dollar investment acquisitions — consolidated	97,300
B. Swap operations consolidated	—
C. Deficit (A-B) consolidated	97,300

Upon settling of operations in the first quarter of 2006, the Company obtained a positive result of R$1,475, taken to deferred charges by its controlled companies in pre-operational phase.

Exchange rate risk

The results of the Company and its subsidiaries are susceptible to significant variations arising from financing and loan operations contracted at floating interest rates.

The Company and its subsidiaries use derivative financial instruments to protect or reduce volatility the financial costs of the financing operations. The objective of derivative financial instrument operations, such as *swaps,* and forward exchange contracts, such as *hedge,* is to reduce the risks in operations, financings and investments in foreign currencies. In accordance with its financial policies, the Company does not perform operations involving financial instruments on a speculative basis.

17 Insurance coverage

The Company adopts the policy of contracting insurance coverage for assets subject to risks for amounts considered to be sufficient by management to cover eventual casualties, considering the nature of its activity. The risk assumptions, due to their nature, are out of the scope of the auditing of the financial statements and, therefore, were not examined by our independent auditors. The insurance coverage comprised:

	2006
Operational risks:	
Material damages	5,600
Civil liability	4,000
Personal accidents	2,160

On March 31, 2006, the Company had automobile insurance with coverage of up to 110% of FIPE table related to hull value and R$1,100 for civil liability.

18 Subsequent events

a. Corporate restructuring

On April 12, 2006, the Company's Board of Directors approved a capital increase in the amount of R$15,210 (equivalent to $7,129), through the issuance of 17,170 common shares, at the price of R$885.8474 (equivalent to $415.1891) per share. The controlling shareholder of MMX paid in this capital increase through the contribution to the Company's capital of substantially all the quotas of MMX Corumbá Participações Ltda. The unit value of the quotas of MMX Corumbá Participações Ltda. as of March 31, 2006 was determined based on an independent appraisal report prepared by ACAL CONSULTORIA E AUDITORIA S.S., and the criteria utilized was the net worth/carrying value of the quotas.

On April 18, 2006, the Company carried out the complete spin-off of MMX Corumbá Participações Ltda., with the total absorption of its equity by the subsidiaries MMX Corumbá Mineração Ltda. and MMX Metálicos Brasil Ltda. As the spun-off company did not have other assets or liabilities, the spin-off transaction did not entail a capital increase in the recipient companies and the Company thereafter began to hold, directly, almost all the quotas representing the capital of the subsidiaries MMX Corumbá Mineração Ltda. and MMX Metálicos Brasil Ltda. MMX Corumbá Mineração Ltda. (formerly EBX Corumbaense Mineração e Metalurgia Ltda.) is a company engaged in the mining industry and is the holder of the mining rights for iron ore for "Mine 63", located in the municipality of Corumbá, Mato Grosso do Sul. MMX Metálicos Brasil Ltda. (formerly EBX Siderurgia Ltda.) is a company engaged in the industry for processed metal products from iron ore, and is the proprietor of viability studies and projects for pig-iron and semi-finished product metallurgy plants in the States of Mato Grosso do Sul and Amapá.

On April 28, 2006, in an Extraordinary General Meeting, the shareholders of MMX resolved, unanimously, to carry out a partial spin-off of the Company, separating in favor of the companies Centennial Asset Participações Amapá S.A., Centennial Asset Participações Minas-Rio S.A. and Centennial Asset Participações Corumbá S.A. (the "Recipient"), respectively, 30% of the quotas representing the following investments in subsidiaries of the Company: MMX Amapá Mineração Ltda., MMX Minas-Rio Mineração e Logística Ltda. and MMX Corumbá Mineração Ltda., together with the corresponding portion of capital stock. The partial spin-off represented the cancellation of the total common shares of the Company then held by the foreign investor Centennial Asset Mining Fund LLC, which received, in exchange, shares of the Recipient companies of the spun-off portion.

The MMX stockholders' equity installments transferred to the Recipient as a result of the spin-off was determined based on an independent appraisal report by ACAL CONSULTORIA E AUDITORIA S.S., for the base date of April 18, 2006, with the accounting asset value of the assets and liabilities accounts, based on the elements in the Company Special Balance Sheet drawn up for the base date of April 18, 2006 as the evaluation criterion.

The value of the spun-off portions on the spin-off date was R$8,293 (local book amount equivalent to $3,895), and the following amounts were attributed to each one of the Recipients:

- The amount of R$1,190 (local book amount equivalent to $559) was attributed to Centennial Asset Participações Amapá S.A.;
- The amount of R$2,543 (local book amount equivalent to $1,194) was attributed to Centennial Asset Participações Minas-Rio S.A.; and

- The amount of R$4,560 (local book amount equivalent to $2,142) was attributed to Centennial Asset Participações Corumbá S.A.

As a result of the spin-off, the capital stock of MMX decreased by R$8,293 (local book amount equivalent to $3,895), with the consequent cancellation of 32,000 common shares owned by the shareholder Centennial Asset Mining Fund LLC. With this transaction the capital of MMX decreased to R$23,620 (local book amount equivalent to $11,093), divided into 77,214 common shares, with no par value. The decrease in capital did not imply in the dilution of the equity of the remaining shareholders.

As a result of the partial spin-off the Company ended up holding the following corporate stakes (see the Corporate Structure below): 99.9% of MMX Metálicos Brasil Ltda., 70% of MMX Amapá Mineração Ltda., 70% of MMX Minas-Rio Mineração e Logística Ltda. and 70% of MMX Corumbá Mineração Ltda.

MMX MINERAÇÃO E METÁLICOS S.A.
(FORMERLY TRESSEM PARTICIPAÇÕES S.A.)
(PUBLICLY-HELD COMPANY)

PRO FORMA BALANCE SHEETS AT APRIL 18, 2006 (UNAUDITED)
(In thousands of reais)

	Consolidated		
	Before Spin-Off(1)	Spun Off Assets	After Spin-Off
ASSETS			
Current assets			
Cash and cash equivalents	40,235	—	40,235
Sundry advances	770	—	770
Accounts receivable	450	—	450
Raw materials	1,402	—	1,402
Recoverable taxes	1,629	—	1,629
Other assets	453	—	453
	44,939	—	44,939
Noncurrent assets			
Related parties	220	—	220
	220	—	220
Permanent assets			
Property, plant and equipment	24,145	—	24,145
Mineral rights and concessions	81,503	—	81,503
Goodwill in the acquisition of subsidiaries	177,513	—	177,513
Deferred asset	31,932	—	31,932
	315,093	—	315,093
	360,252	—	360,252
LIABILITIES			
Current liabilities			
Suppliers	3,157	—	3,157
Taxes and contributions payable	1,605	—	1,605
Loans and financing	141,598	—	141,598
Investment acquisition obligations	83,123	—	83,123
Subsidiary and associated companies	338	—	338
Other short-term obligations	643	—	643
	230,464	—	230,464
Long-term liabilities			
Loans and financing	20,322	—	20,322
Investment acquisition obligations	81,552	—	81,552
	101,874	—	101,874
Minority interests	—	8,295	8,295
Shareholders' equity			
Capital	31,915	(8,295)	23,620
Accumulated losses	(4,001)	—	(4,001)
	27,914	(8,295)	19,619
	360,252	—	360,252

(1) As per appraisal report prepared by ACAL CONSULTORIA E AUDITORIA S.S.

(In thousands of reais)

Consequently, the Corporate structure of MMX after the partial spin-off approved on April 28, 2006 is as follows:


MMX Mineração e Metálicos S.A
70%
70%
70%
99.9%
MMX Amapá Mineração Ltda.
MMX Minas-Rio Mineração e Logistica Ltda.
MMX Corumbá Mineracão Ltda.
MMX Metálicos Brasil Ltda.
99.9%
80.0%
99.9%
MMX Logística do Amapá Ltda.
IRX Mineração Ltda.
MPC Mineração e Pesquisa Ltda.

b. Stock options plan

The Company has approved a stock options plan (the "Plan") to which selected Directors, Officers and senior employees and consultants of the Company will be eligible. The amount of options granted pursuant to the Plan shall not, at any given moment, exceed an amount equivalent to 1% of the issued and outstanding shares of the Company. The granting of stock options under the Plan, including the allocation of share options to each individual and the exercise price thereof, will be subject to Board approval, pursuant to a recommendation made by the Company's Compensations Committee. Options granted to the Directors of the Company must be approved by the shareholders in a shareholders meeting convened for such purposes.

The exercise price of the shares under the Plan shall not be established, under any circumstance, at a price that is lower than 80% of the average per-share price of the Company's shares during the 20 trading days proceeding the date the options are granted under the Plan.

On April 28, 2006, the shareholders of the Company granted stock options under the Plan to each of the following Directors: Eliezer Batista, Jose Alqueres, Gilberto Sayao, Raphael Magalhães, Hans Mende, Peter Nathaniel, Samir Zraick, and to Amaury Temporal, Advisor to the Board of Directors. Each of these eight persons contemplated under the Plan will be entitled, as compensation for their services to the Company, the option to purchase common shares of the Company equivalent to $1,000 at the date of the offering, provided such amount multiplied by eight does not exceed the 1% threshold established under the Plan. The options granted to such Directors and the Advisor will vest gradually over 5 years. On each anniversary of the offering, each option holder will vest and be entitled to exercise 20% of his options. The per-share exercise price of the options will be a nominal amount. If, by whatever reason, the Director resigns or is removed from the Board, all non-vested options will automatically expire.

The shareholders of the Company have further resolved that the Board will not grant stock options under the Plan during fiscal year 2006.

c. Acquisition of new areas

On April 28, 2006, MMX Minas-Rio Mineração e Logística Ltda. entered into an option agreement for the mining rights purchase regarding iron ore exploration in the iron quadrilateral region ("Quadrilátero Ferrífero"), for which it shall pay the total equivalent to $6,000 to drill ore for a period of 10 months (extendable for eight more years, having the obligation to pay an additional $19,000), at the end of which the Company may exercise its right to purchase the mine.

d. Facilities

On April 28, 2006, MMX Minas-Rio Mineração e Logística Ltda., received from Unibanco S.A. a firm guarantee and financial advisory Proposal for financing of MMX Minas-Rio System project, through which the financial institution will act in the capacity of advisor for contracting of facility in the amount of $1,210,000. Unibanco will grant a loan of $550,000 for a twelve-year term and a thirty-nine month grace period, being such facility subject to precedent conditions inherent to operations of such nature.

e. Stock split

In the special general meeting of April 28, 2006, a stock split of the common shares issued by the Company was approved, in proportion to 2,429 (two thousand, four hundred and twenty-nine) new common shares for each existing common share. The accompanying combined consolidated financial statements have been restated to reflect this stock split.

The shares issued by virtue of the stock split will have the same rights and benefits guaranteed to existing shares.

f. Novos Dourados Farm

In order to comply with local environmental requirements concerning forest areas related to mining operations, MMX Corumbá Mineração Ltda. entered into a purchase and sale agreement on April 28, 2006 with respect to Fazenda Novos Dourados (Novos Dourados Farm) for a price constituted by a fixed installment and another variable. The fixed installment of the price corresponds to R$1,000 (equivalent to $479 as of March 31, 2006) paid upon execution of the Purchase and Sales Agreement, plus R$1,000 (equivalent to $479 as of March 31, 2006) to be payable on the date of execution of the definitive purchase and sale deed of the property. Besides the fixed installment, MMX will pay R$40.50 (equivalent to $19.39 as of March 31, 2006) per exceeding hectare of area to be registered besides the 11,223 hectares already registered with the competent real estate notary's office.

MMX MINERAÇÃO E METÁLICOS S.A.
(FORMERLY TRESSEM PARTICIPAÇÕES S.A.)
(PUBLICLY-HELD COMPANY)

FINANCIAL STATEMENTS
December 31, 2005 and 2004

Independent Auditors' Report	F-30
Balance Sheets	F-31
Statements of Operations	F-32
Statements of Changes in Shareholders' Equity	F-33
Statements of Changes in Financial Position	F-34
Statements of Cash Flows	F-35
Notes to Financial Statements	F-36

INDEPENDENT AUDITORS' REPORT

To
The Board of Directors and Shareholders of MMX
Mineração e Metálicos S.A.
(Formerly Tressem Participações S.A.)
Rio de Janeiro — RJ

1. We have examined the accompanying balance sheet of MMX Mineração e Metálicos S.A. (formerly Tressem Participações S.A.) and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2005, and the related statements of operations, changes in shareholders' equity, and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2. Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of MMX Mineração e Metálicos S.A. (formerly Tressem Participações S.A.) and the consolidated financial position of the Company and its subsidiaries as of December 31, 2005, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4. Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows are supplementary to the aforementioned financial statements, and have been included to facilitate additional analysis. This supplementary information was subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

5. As discussed in Note 1 to the financial statements, the Company's subsidiaries are in a pre-operating stage and thus their results have been recorded as deferred charges, except for expenditures which are not associated to any future benefits, which have been transferred from deferred charges to the results for the year. The recoverability of the amounts recorded as permanent assets depends on the success of the future operations of the Company and its subsidiaries. The Company and its subsidiaries are dependent upon the financial support of the shareholders and/or capital infusions from third parties up to the moment their operations are profitable. Management's plans in regard to these matters are also described in Note 1.

6. The financial statements of Tressem Participações S.A. (currently corporate name of MMX Mineração e Metálicos S.A.) for the year ended December 31, 2004, presented for comparative purposes, were examined by other independent auditors. The auditors' report of those other independent auditors, dated February 5, 2005, was issued with an explanatory paragraph that the financial statements were prepared assuming that the Company would continue as a going concern.

March 29, 2006

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Original in Portuguese signed by:

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

MMX MINERAÇÃO E METÁLICOS S.A.
(FORMERLY TRESSEM PARTICIPAÇÕES S.A.)
(PUBLICLY-HELD COMPANY)

BALANCE SHEETS
December 2005 and 2004
(In thousands of Reais)

	Parent Company 2005	Parent Company 2004	Consolidated 2005
ASSETS			
Current assets			
Cash and cash equivalents	10,660	3	19,903
Sundry advances	—	—	102
Recoverable taxes	—	—	217
	10,660	3	20,222
Noncurrent assets			
Related parties	—	—	656
Permanent assets			
Investments	3,819	—	—
Property, plant and equipment	—	—	7,137
Mining rights	—	—	49,490
Goodwill in the acquisition of the subsidiary	—	—	177,513
Deferred charges	—	—	17,201
	3,819	—	251,341
	14,479	3	272,219
LIABILITIES			
Current liabilities			
Suppliers	—	34	470
Taxes and contributions payable	—	—	415
Loans and financing	—	—	81,687
Investment acquisition obligations	—	—	89,177
Subsidiaries and associated companies	357	305	338
Other short-term obligations	98	—	359
	455	339	172,446
Long-term liabilities			
Investment acquisition obligations	—	—	85,747
Minority interests	—	—	2
Shareholders' equity			
Capital	16,703	20	16,703
Accumulated losses	(2,679)	(356)	(2,679)
	14,024	(336)	14,024
	14,479	3	272,219

See the accompanying notes to financial statements.

MMX MINERAÇÃO E METÁLICOS S.A.
(FORMERLY TRESSEM PARTICIPAÇÕES S.A.)
(PUBLICLY-HELD COMPANY)

STATEMENTS OF OPERATIONS
Years ended December 31, 2005 and 2004
(In thousands of Reais)

	Parent Company		Consolidated
	2005	2004	2005
Other operating income (expenses)			
Administrative and general expenses	(222)	(43)	(222)
Financial income	36	—	36
Equity in income of subsidiaries and associated companies	(2,136)	—	—
Operating (loss)	(2,322)	(43)	(186)
Non operating expenses (see Note 6)	—	—	(2,136)
Loss for the year	(2,322)	(43)	(2,322)
Loss per lot of a thousand shares — R$	(25)	(2)	
Number of shares at year-end (per lot of a thousands shares)	92	20	

See the accompanying notes to financial statements.

MMX MINERAÇÃO E METÁLICOS S.A.
(FORMERLY TRESSEM PARTICIPAÇÕES S.A.)
(PUBLICLY-HELD COMPANY)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2005 and 2004
(In thousands of Reais)

	Capital	Accumulated Loss	Total
Balances at January 1, 2004	20	(314)	(294)
Loss for the year	—	(43)	(43)
Balances at December 31, 2004	20	(357)	(337)
Capital increase in cash	16,683	—	16,683
Loss for the year	—	(2,322)	(2,322)
Balances at December 31, 2005	16,703	(2,679)	14,024

See the accompanying notes to financial statements.

MMX MINERAÇÃO E METÁLICOS S.A.
(FORMERLY TRESSEM PARTICIPAÇÕES S.A.)
(PUBLICLY-HELD COMPANY)

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2005 and 2004
(In thousands of Reais)

	Parent Company		Consolidated
	2005	2004	2005
Application of funds			
Operations			
Loss for the year	2,322	43	2,322
Items not affecting working capital			
Equity in income of subsidiaries and associated companies	(2,136)	—	—
Cost of permanent assets written-off	—	—	(2,136)
Minority interest	—	—	(2)
Resources applied in operations	186	43	184
Increase in noncurrent assets	—	—	656
Permanent investment in other companies	5,956	—	177,513
Acquisition of mining rights	—	—	50,475
Acquisition of property, plant and equipment	—	—	7,137
Additions to deferred charges	—	—	18,353
	5,956	—	254,134
	6,142	43	254,318
Source of funds			
From shareholders			
Capital increase in cash	16,683	—	16,683
From third parties			
Increase in noncurrent liabilities	—	—	85,747
	16,683	—	102,430
Increase (decrease) in working capital	10,541	(43)	(151,888)
Changes in net working capital			
Current assets			
At end of year	10,660	3	20,222
At beginning of year	3	4	3
	10,657	(1)	20,219
Current liabilities			
At end of year	455	339	172,446
At beginning of year	339	297	339
	(116)	(42)	(172,107)
	10,541	(43)	(151,888)

See the accompanying notes to financial statements.

MMX MINERAÇÃO E METÁLICOS S.A
(FORMERLY TRESSEM PARTICIPAÇÕES S.A.)
(PUBLICLY-HELD COMPANY)

STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 and 2004
(In thousands of Reais)

	Parent Company		Consolidated
	2005	2004	2005
Cash flows from the operating activities			
Loss for the year	(2,322)	(43)	(2,322)
Changes in assets and liabilities:			
Decrease in accounts receivable	(158)	—	(1,134)
Increase (decrease) in suppliers	(34)	20	436
Increase in accounts payable and provisions	256	—	175,856
Net cash (used in) provided by operating activities	(2,258)	(23)	172,836
Cash flows from investment activities			
Investments	(3,819)	—	(177,513)
Acquisition of property, plant and equipment	—	—	(7,137)
Acquisition of rights	—	—	(49,490)
Additions to deferred charges	—	—	(17,201)
Minority interest	—	—	2
Net cash used in investment activities	(3,819)	—	(251,339)
Cash flows from financing activities			
Capital increase	16,683	—	16,683
Loans	—	—	81,687
Related persons debts	51	22	33
Net cash provided by financing activities	16,734	22	98,403
Increase (decrease) in cash and cash equivalents			
At beginning of year	3	4	3
At end of year	10,660	3	19,903
Increase (decrease) in cash and cash equivalents	10,657	(1)	19,900

See the accompanying notes to financial statements.

MMX MINERAÇÃO E METÁLICOS S.A.
(FORMERLY TRESSEM PARTICIPAÇÕES S.A.)
(PUBLICLY-HELD COMPANY)

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

1 Operations

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") is the new name of Tressem Participações S.A., an incorporated publicly-held company. MMX's current controlling shareholders acquired, on September 9, 2005, the totality of the shares representing the Company's capital stock. This acquisition was approved, on November 29, 2005, by the Brazilian Securities Exchange Commission — CVM.

MMX operates in the following main business areas: the extraction, processing, transportation and sale of minerals; the manufacture, processing, transportation and sale of metallic products; as well as the construction, operation and exploration of marine terminals and railways.

MMX develops, on its own account or through its subsidiaries, projects in mining, logistics, steel and the production of value-added metal products from the iron ore it extracts. The Company owns mineral deposits, as a result of the acquisition of mines and applications for mining rights, which it explores and from which it extracts iron ore. It also manages and/or develops logistics systems for the purpose of transporting the resulting production.

At December 31, 2005, MMX had, by means of direct and indirect ownership, the following projects:

a. Activities in mineral research activities (excluding those related to copper and precious metals) in the municipalities of Pedra Branca do Amapari and Porto Grande, in the State of Amapá, by means of a exploration contract celebrated between the subsidiary EBX Mineração Ltda. and Mineração Pedra Branca do Amapari Ltda., a subsidiary of the Canadian company Goldcorp Inc. The Company is now completing a feasibility study for this project that, besides the mine, encompasses the railway and marine terminal operations, including detailed information on the necessary investments, currently estimated between US$250 million and US$350 million (unaudited), with start-up scheduled for fiscal year 2007.

b. The subsidiary EBX Energia Ltda., on its own account or through its subsidiary MPC Mineração e Pesquisa Ltda., is the owner of mining rights located in the "Quadrilátero Ferrífero" (iron quadrilateral), in the State of Minas Gerais. These assets will support the "MMX Minas-Rio System", which will produce iron ore and transport it via a mineral pipeline approximately 520 kilometers long which will connect the mining region to the municipality of São João da Barra, in the State of Rio de Janeiro, where the Company, through one of its subsidiaries, already owns a 1,924,000 hectare site suitable for the construction of a port with sufficient capacity to receive deep draft ships. The Company is now completing a feasibility study for this project including detailed information on the necessary investments, currently estimated between US$1.5 billion and US$2.5 billion (unaudited), with start-up scheduled for fiscal year 2009.

2 Presentation of the financial statements

The non-consolidated and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission — CVM.

Description of significant accounting policies

a. Statements of operations

Taking into account that the Company's subsidiaries are still in a pre-operating stage, results for the year were determined in accordance with the accrual basis of accounting, being basically represented by expenditures not related to projects in progress and/or which will not bring future benefits for the Company.

b. Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of permanent assets, mining rights, deferred tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees' benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least quarterly.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the fixed assets, as the subsidiaries of the Company are in a pre-operating stage.

d. Current and noncurrent assets

- ***Interest earning bank deposits***

Interest earning bank deposits are recorded at cost plus income accrued up to the balance sheet date.

- ***Other current assets and long-term receivables***

They are presented by at net realizable amount.

e. Permanent assets

- ***Investments***

Investments in subsidiaries were valued using the equity method plus positive goodwill or less negative goodwill, when applicable.

Goodwill generated in the acquisition of subsidiary is based on the expectation of future profit generation, and will be amortized in up to 10 years. See Note 5.

- ***Property, plant and equipment***

Property, plant and equipment are recorded at the cost of acquisition, formation or construction (including interest and other financial charges). Depreciation is calculated using the straight-line method at rates which take into account the estimated useful lives of the assets.

- *Mining rights*

Valued at the cost acquisition value of mining rights.

- *Deferred charges*

Results during the pre-operating stage of the Company's subsidiaries are associated to future benefits, and thus have been recorded as deferred charges. They refer to research and development expenses of projects. They will be amortized over a ten-years period, as from beginning of operations.

Expenditures not associated to any future benefits are transferred from deferred charges to the results for the years.

f. Current and noncurrent liabilities

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. Income and social contribution taxes

In this fiscal year, the Company did not have taxable income.

i. Statements of cash flow

The Company is presenting as complementary information the statements of cash flows prepared in accordance with NPC 20 — Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

3 Consolidated financial statements

The accounting policies have been consistently applied in all the consolidated companies.

The consolidated financial statements include the financial statements of MMX Mineração e Metálicos S.A. and its directly and indirectly controlled subsidiaries, as listed below:

	Ownership Percentage 2005
Directly controlled subsidiaries:	
EBX Mineração Ltda.	99.99%
EBX Energia Ltda.	99.99%
Indirectly controlled subsidiaries:	99.99%
MPC Mineração Pesquisa e Comércio Ltda.	
IRX Mineração Ltda.	80.00%

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment in the capital, reserves and retained earnings/losses of the subsidiaries; and

c. Elimination of intercompany income and expense balances arising from intercompany transactions. These balances are eliminated in the measure of the holding Company's participation in subsidiaries against the investments. Unrealized losses are also eliminated, but only when there is no evidences of the problems with asset's recovery.

4 Cash and cash equivalents

	Parent Company		Consolidated
	2005	2004	2005
Cash and banks	3	3	6,019
Interest earning bank deposits	10,657	—	13,884
	10,660	3	19,903

Interest earning bank deposits substantially refer to bank deposit certificates and fixed income funds.

5 Investments

a. Composition of balances

	2005	
	Parent Company	Consolidated
Investment in subsidiaries	3,819	—
Goodwill	—	177,513
	3,819	177,513

b. Movement of balances

	EBX Mineração Ltda.	IRX Mineração Ltda.	EBX Energia Ltda.	MPC Mineração Pesquisa e Comércio Ltda.	Total
Participation in capital(%)	99.99%	80%	99.99%	99.99%	—
Capital	10	10	10	30	—
Loss for the year	(2,136)	—	—	—	—
Balances at December 31, 2004	—	—	—	—	—
Acquisition of investments	10	—	10	—	20
Advance for future capital increase	2,968	—	2,967	—	5,935
Equity in net loss of subsidiaries	(2,136)	—	—	—	(2,136)
Balance at December 31, 2005 (Parent company)	842	—	2,977	—	3,819
Goodwill in investment acquisitions	—	—	177,513	—	177,513
Eliminations	(842)	—	(2,977)	—	(3,819)
Balance at December 31, 2005 (Consolidated)	—	—	177,513	—	177,513

Goodwill in the acquisition of the subsidiary MPC Mineração Pesquisa e Comércio Ltda. by EBX Energia Ltda. is based on expectation of future profitability in the mineral reserve exploration related to the mining rights of the iron quadrilateral area, located in the State of Minas Gerais, as described in Note 6.

Goodwill amortization will be recorded based the expectation of future profitability in 10 years.

6 Mining rights

On December 31, 2005, the Company was the owner of the following mining rights:

Company		State	Mining Right	2005
EBX Mineração Ltda.	**(a)**	Bahia	Iron ore	161
EBX Energia Ltda.	**(b)**	Minas Gerais	Iron ore	9,305
	(c)	Minas Gerais	Iron ore	40,000
MPC Mineração Pesquisa e Comércio Ltda.	**(d)**	Minas Gerais	Iron ore	24
				49,490

(a) Mining rights acquired on June 9, 2004 in the State of Bahia, object of the pending litigation described in Note 11.

(b) Acquired by the subsidiary EBX Energia Ltda. on September 14, 2005, located in the "Quadrilátero Ferrífero" (iron quadrilateral), in the State of Minas Gerais, at a total cost of US$4 million. On December 31, 2005, the Company had assumed an obligation to pay the equivalent to US$3.4 million, as described in Note 13.

(c) Acquired by the subsidiary EBX Energia Ltda. on October 19, 2005, located in the "Quadrilátero Ferrífero" region, in the State of Minas Gerais, at a total cost of R$40,000 out of which R$4,500 was paid on the signature of the contract. The remaining amount will be paid in installments, as described in Note 13.

(d) Located in the "Quadrilátero Ferrífero" region, in the State of Minas Gerais, and acquired on September 17, 2005, through the acquisition of quotas in MPC Mineração Pesquisa e Comércio Ltda., the owner of the assets in question. The total value of the transaction was US$75 million, the first installment equivalent to US$20 million having been paid by EBX Energia Ltda., at the time with funds from the shareholder Eike F. Batista, who were paid back on September 7, 2005 plus interest calculated at usual market interest rates, according to Note 9 (Related Party).

The value of the mining right recorded in the indirect subsidiary MPC Mineração Pesquisa e Comércio Ltda. is of R$24, having the subsidiary EBX Energia Ltda. recorded a transaction goodwill in the amount of R$177,513, as described in Note 5.

On December 31, 2005, the Company had assumed an obligation to pay the equivalent to US$55 million, as described in Note 13.

During the year ended 2005, the subsidiary EBX Mineração Ltda. recorded expenses of R$2,136 related to the write-off of payments made in advance for non-exercised options (R$984) and deferred charges (R$1,152) incurred with research for projects which feasibility studies did not show to be feasible.

7 Property, plant and equipment

On December 31, 2005, PP&E was related to the following companies:

EBX Mineração Ltda.	768
MPC Mineração Pesquisa e Comércio Ltda.	6,369
Total consolidated	7,137

PP&E was composed as follows:

	Depreciation Rate	Consolidated		
		2006		
	% p.a.	Cost	Depreciation	Net
Furniture and fixture	10	206	(18)	188
Machinery and equipment	10	954	(26)	928
IT equipment	20	68	(5)	63
Vehicles	20	141	(8)	133
Software	20	31	(6)	25
		1,400	(63)	1,337
Land		5,800	—	5,800
		7,200	(63)	7,137

8 Deferred charges

At December 31, 2005, it was composed by company as follows:

	2005
EBX Mineração Ltda.	8,256
EBX Energia Ltda.	7,769
MPC Mineração Pesquisa e Comércio Ltda.	1,142
IRX Mineração Ltda.	34
Total consolidated	17,201

Deferred charges related to the following:

	Amortization Rate % p.a.	Consolidated 2005 Cost
Pre-operating expenses	10	10,012
Pre-operating financial income	10	7,189
		17,201

Deferred charges are valued at their formation cost and refer to pre-operating expenses incurred in the phase of research and set up of the integrated mining and logistics projects.

Deferred charges will be amortized in a ten-year term, as from the date of the start-up of operations, when economic benefits will start to be generated.

9 Related party transactions

	Parent Company		Consolidated	
Related Parties	Accounts Receivable 2005	Accounts Payable 2004	Accounts Receivable 2005	Accounts Payable 2004
EBX Mineração Ltda.	—	—	374	—
EBX Energia Ltda.	19	—	—	—
Eike Fuhrken Batista	338	305	282	338
	357	305	656	338

The main balances of assets and liabilities as of December 31, 2005, related to operations with related parties, result from transactions with the Company and its directly and indirectly subsidiaries, since both have the same controlling shareholder.

As mentioned in Note 6d., the controlling shareholder has received as interest the amount of R$1,255 because of the loan he made to the Company for an amount equivalent to US$20 million.

The transactions described above have taken place at arm's length basis for the respective type of operations.

As mentioned in Note 10, the controlling shareholder is guarantor of financing and loans obtained by the Company's subsidiaries.

10 Loans and financing

On December 31, 2005, loans and financing were composed as follows:

Bank	Guarantees	Debt cost	Term	2005
EBX Energia:	Intervening Party:			
Unibanco S.A.	Eike Fuhrken Batista	EV (*) + 6.90% p.a.	05/06/2006	28,088
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 6.93% p.a.	01/06 and 09/11/2006	32,770
EBX Mineração:				
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 5.66% p.a.	10/04/2006	11,703
MPC Mineração:				
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 6.93% p.a.	03/29 and 09/11/2006	8,193
				80,754
			Interest accrued	933
				81,687

(*) EV = U.S. dollar exchange variation.

11 Provision for contingencies

The Company and its subsidiaries are parties in lawsuits and administrative proceedings involving civil issues and arising from the normal course of operations, regarding civil issues, for the year ended December 31, 2005.

The indirect subsidiary IRX Mineração Ltda. is a party to the following process, which involve the mining rights described in Note 6 above:

- Action for damages seeking to annul the mining rights sales contract, celebrated between João Carlos de Castro Cavalcanti and IRX, which is awaiting judgment in the lower court;
- Writ of prevention related to the breach of exclusive rights arising from the sale of the above-mentioned mining rights by João Carlos de Castro Cavalcanti to Metal Data Ltda. Despite the acquisition of said rights by IRX being prior to the contract celebrated between Metal Data and João Carlos Cavalcanti, Metal Data was granted an injunction suspending the registration of the assignment of said rights by the National Department of Mineral Research — DNPM. IRX spontaneously filed suit as an aggrieved party, to appeal against the injunction. This appeal is currently awaiting judgment in the high court. The writ of prevention was considered to have grounds and IRX will present its appeal at an opportune moment; and
- A summons filed by EBX Mineração Ltda. and IRX Mineração Ltda. against João Carlos de Castro Cavalcanti seeking the latter's exclusion as a partner of IRX for having negotiated mining rights that had previously been included as part of said company's assets.

The Company's management, based on the opinion of its attorneys, considers the probability of losing the above-mentioned lawsuits to be remote and, consequently, no provision has been recorded for these pending lawsuits.

12 Deferred income and social contribution taxes

On December 31, 2005, the Company's subsidiaries were in a pre-operating stage. Therefore, since no history of taxable income exists up to now, a full valuation allowance has been recorded against the calculated deferred income tax and social contribution tax assets.

Deferred income and social contribution taxes have been originated as follows:

	Parent Company 2005
Noncurrent assets:	
Tax loss carry-forwards	116
Negative basis of social contribution tax	42
Total	158
Valuation allowance	(158)
	—

13 Investment acquisition obligations

On December 31, 2005, the Company and its subsidiaries held short and long-term consolidated commitments related to the acquisition of quotas of the subsidiary MPC Mineração Pesquisa e Comércio Ltda. and for the direct acquisition of the mining rights detailed below:

		Consolidated	
Company	Creditor	Short-Term	Long-Term
EBX Energia Ltda.(a)	Sebastião Cotta Lima	7,162	—
EBX Energia Ltda.(b)	José Marcílio Nunes Filho	15,598	20,126
EBX Energia Ltda.(c)	Maurílio de Oliveira Resende and others	64,977	64,977
EBX Energia Ltda.	Other	1,440	644
		89,177	85,747

(a) Remaining balance equivalent to US$3.4 million due to Mr Sebastião Cotta Lima. It shall be paid after the reserve appraisal, which should occur in September 2006.

(b) Remaining balance of R$35,500 due to Mr. José Marcílio Nunes Filho, in 5 (five) installments adjusted by the IGP-M, being R$3,000 already paid on February 20, 2006 upon publication of the mining right transfer, R$4,200 on April 17, 2006, R$8,398 on October 14, 2006, R$9,726 on April 12, 2007, and R$10,400 on October 9, 2007.

(c) Remaining balance equivalent to US$55 million related to quota purchase of the subsidiary MPC Mineração Pesquisa e Comércio Ltda., due to Mr. Maurílio de Oliveira Resende and others. To be paid in one short-term installment equivalent to US$27.5 million due on December 23, 2006, and one long-term installment due on June 23, 2008, plus interest of 2.5% p.a.

14 Shareholders' equity (Parent company)

a. Capital

At December 31, 2005, the capital stock was comprised of 92,044 shares (52,044 common shares and 40,000 preferred shares), fully subscribed with no par value.

At the Extraordinary Shareholders' Meeting and the Special Preferred Shareholders' Meeting, both held on February 10, 2006, the shareholders decided to convert 40,000 preferred shares of the Company into common shares, in order to comply with the listing regulations for the Novo Mercado of BOVESPA — the São Paulo Stock Exchange, which the Company is applying for.

On December 19, 2005, the Company, following a resolution by a meeting of the Board of Directors on the same date, underwent a capital increase of R$16,643 by means of private subscription of shares, partly paid in as national currency and partly as quotas representing the capital stock of EBX Mineração Ltda. and EBX Energia Ltda. These quotas were converted at their book value, in accordance with appraisal reports presented by ACAL Consultoria e Auditoria S.S., a company engaged for this exclusive purpose. As explained in the Board's justification for the capital increase, the book value of the quotas was substantially below their fair market value.

For the purpose of this capital increase, the issue price of the Company's shares was fixed at $519.38 per share, taking into consideration the Company's expected future profitability, as in the justification presented by the Board of Directors of the Company to the shareholders on December 14, 2005.

b. Dividends

The preferred shares, converted into common shares after the end of fiscal year 2005, did not have voting rights and received priority in the payment of dividends at least 10% higher than those attributed to common shares, pursuant to paragraph I of article 17 of Law no. 6.404/76, as textually amended by Law no. 9.457/97. The corporate by-laws determine the distribution of a minimum compulsory dividend of 25% of the net income for the year, adjusted in accordance with article 202 of Law no. 6.404/76.

15 Commitments assumed

Goods and services

On December 31, 2005, the Company and its subsidiaries had commitments assumed before goods and services suppliers of R$22,000, being the main ones above R$500, as follows:

Object of the Contract	Signing Date	Contract Balance RS
Drilling services in the State of Amapá	11/07/2005	1,317
Topographic survey services in the State of Amapá	11/07/2005	644
Elaboration of basic engineering project of the mineral pipeline for iron ore concentrate transportation	12/13/2005	572
Services regarding elaboration of conceptual project and basic project for Açu Port construction	02/01/2006	1,924
Basic engineering, detailed engineering, supply management and set up management of the Itabirito processing plant in Amapá	01/16/2006	12,321
Total		16,778

16 Financial instruments

The estimated realization values of financial assets and liabilities of the Company were determined through information available in the market and appropriate valuation methodologies. However, considerable judgment was required in the interpretation of the market data to estimate the most adequate realization value. Consequently, the estimates below do not necessarily indicate the values that could be realized in the current exchange market. The use of different market methodologies may have a material effect on the estimated realizable values.

The management of these instruments is done through operating strategies, aimed at liquidity, profitability and security. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market. The Company and its subsidiaries do not invest in derivatives or any other risk assets on a speculative basis.

In compliance with CVM Instruction no. 235/95, the accounting balances and the market values of the financial instruments included in the balance sheet at December 31, 2004 are shown below:

- *Cash and banks*

Current accounts held in banks have market values similar to the book values.

For short-term financial investments, the market value was calculated based on the market quotations of these securities.

- *Related parties*

Loans receivable/payable are presented at book value, since there are no similar instruments, and they address operations with subsidiaries and affiliates.

- *Investments*

The market values for other investments are considered similar to the book values, since they have no market quotation.

- *Loans and financing*

Market values for loans and financing are considered similar to accounting balances, once there are no similar instruments with comparable maturities and interest rates.

- *Derivatives*

The Company has a policy of eliminating market risks and avoids assuming positions exposed to market value fluctuations, operating only with instruments which permit controlling these risks. Most of the derivative contracts correspond to swap operations, all of which are recorded on the BM&F (Futures and Commodities Exchange) and involve prefixed rates. The future contracts for dollars on the BM&F are used, mainly, as instruments to hedge financing interest rates. The Company does not expect to have significant losses from these operations, besides those already disclosed in the financial statements.

- *Limitations*

The market values were estimated at the balance sheet date, based on "relevant market information". Changes in the assumptions may significantly affect the estimates presented.

Exchange rate risk

The results of the Company and its subsidiaries are susceptible to significant variations, due to the effects of the volatility of the foreign exchange rate on the liabilities indexed to foreign currencies.

As a strategy to prevent and reduce the effects of the fluctuation of the exchange rate, management has adopted the policy of maintaining a natural hedge with the maintenance of tied assets also susceptible to exchange variation, in conformity with the table below:

		2005
A.	Financing/loans and obligations related to U.S. dollar investment acquisitions	
	Consolidated	34,500
B.	Swap operations	
	Consolidated	28,500
C.	Deficit (A-B)	
	Consolidated	6,000

On December 31, 2005, the Company had unrealized gains of R$1,195.

Exchange rate risk

The results of the Company and its subsidiaries are susceptible to significant variations arising from financing and loan operations contracted at floating interest rates.

The Company and its subsidiaries use derivative financial instruments to protect or reduce (hedge) the financial costs of the financing operations. The objective of derivative financial instrument operations, such as swaps, and forward exchange contracts, such as hedge, is to reduce the risks in operations, financings and investments in foreign currencies. In accordance with its financial policies, the Company has not performed operations involving financial instruments on a speculative basis.

17 Insurance coverage

The Company adopts the policy of contracting insurance coverage for assets subject to risks for amounts considered to be sufficient to cover eventual casualties, considering the nature of its activity. The risk assumptions, due to their nature, are out of the scope of the auditing of the financial statements and, therefore, were not examined by our independent auditors.

At December 31, 2005, the insurance coverage is as follows:

- Operating risks, comprising R$5,000 for material damages and R$1,000 for civil liability.
- Automobiles, value of up to 110% of FIPE table and R$1,100 for civil liability.

18 Subsequent events

a. Concession of public railroad transportation service

The Government of the State of Amapá promoted a Public Bidding no. 001/2005, which object was the exploration of public freight and passenger railroad transportation services at the Amapá-EFA Railroad, presently in precarious conditions of operation. On March 9, 2006, MMX Logística do Amapá Ltda. executed the concession contract.

MMX Logística shall be contractually liable for investing a minimum R$40 million in the railroad recuperation during the two first years of effectiveness of the Contract.

b. Stock options plan

On March 10, 2006, Banco ABC Brasil S/A and Arab Banking Corporation BSC offered on behalf of EBX Mineração Ltda. a credit line in the amount of US$200 million for a seven-year term, with two-year grace period, guaranteed by an export contract regarding the Company's iron ore production. The credit line is subject to a series of suspensive conditions, among them, approval of the operation and rendering of guaranties by the financial institutions' credit committees.

c. Acquisition of new areas

On March 13, 2006, the subsidiary EBX Energia Ltda. entered into an option agreement for the purchase of mining rights related to iron ore exploration in the iron quadrilateral region ("Quadrilátero Ferrífero"), for which it shall pay the equivalent to US$500 as purchase option. The total value of mining rights is of R$35, to be paid in twenty equal, consecutive and monthly installments in the amount of R$1,750, adjusted by the savings index, being the first due upon the exercise of the purchase option.

On March 3, 2006, the subsidiary EBX Energia Ltda. entered into an option agreement for the purchase of mining rights regarding iron ore exploration in the iron quadrilateral region ("Quadrilátero Ferrífero"), for which it shall pay the equivalent to US$500 as purchase option. Determination of total value is subject to the mining reserve dimension as to the content of ore, which will be determined through a research program to be carried out.

d. Changes in the corporate structure of the companie

MMX Logística do Amapá Ltda. was formed on February 23, 2006 as a whole-owned subsidiary of EBX Mineração Ltda. to perform the railway activities as describe in (a) above.

Certain companies mentioned within this report have undergone a change in their corporate name, as well as an increase in the value of the paid-up capital, as follows:

- On March 15, 2006, EBX Energia Ltda. becomes MMX Minas-Rio Mineração e Logística Ltda. with a capital increase in the value of R$8.67, through capitalization of advances for future capital increase; and

- On March 15, 2006, EBX Mineração Ltda. became MMX Amapá Mineração Ltda. with a capital increase in the value of R$6,617, through capitalization of advances for future capital increase.

MMX MINERAÇÃO E METÁLICOS S.A. AND SUBSIDIARIES
(EXPLORATION STAGE COMPANIES)

COMBINED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and December 31, 2005

CONTENTS

Independent Auditors' Report	F-50
Combined Consolidated Balance Sheets	F-51
Combined Consolidated Statements of Operations	F-52
Combined Consolidated Statements of Shareholders' Deficit and Comprehensive Income (Loss)	F-53
Combined Consolidated Statements of Cash Flows	F-54
Notes to Combined Consolidated Financial Statements	F-55

INDEPENDENT AUDITORS' REPORT

To
The Board of Directors and Shareholders
MMX Mineração e Metálicos S.A.
Rio de Janeiro — RJ

We have audited the accompanying combined consolidated balance sheets of MMX Mineração e Metálicos S.A. and subsidiaries as of March 31, 2006 and December 31, 2005, and the combined consolidated statements of operations, shareholders' deficit and comprehensive income (loss), and cash flows for the three-month period ended March 31, 2006 and for the period from inception date (January 16, 2001) to March 31, 2006. These combined consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the combined consolidated financial position of MMX Mineração e Metálicos S.A. and subsidiaries as of March 31, 2006 and December 31, 2005, and the combined consolidated results of their operations and their cash flows for the three-month period ended March 31, 2006 and for the period from inception date (January 16, 2001) to March 31, 2006 in conformity with U.S. generally accepted accounting principles.

The accompanying combined consolidated financial statements have been prepared assuming that the Company and subsidiaries will continue as a going concern. As discussed in Note 1 to the combined consolidated financial statements, the Company and subsidiaries are still in an exploration stage and thus are dependent upon the financial support of the shareholders or capital infusions from third parties up to the moment their operations are profitable. This scenario raises substantial doubt about the Company's and subsidiaries' ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

May 29, 2006

KPMG Auditores Independentes

MMX MINERAÇÃO E METÁLICOS S.A. AND SUBSIDIARIES
(EXPLORATION STAGE COMPANIES)

COMBINED CONSOLIDATED BALANCE SHEETS
March 31, 2006 and December 31, 2005
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	March 31, 2006	December 31, 2005
Assets		
Current assets		
Cash and cash equivalents	13,978	18,158
Restricted cash	1,992	1,757
Recoverable taxes	750	221
Inventories	645	—
Fair value of derivative instruments	—	630
Other	637	192
	18,002	20,958
Noncurrent assets		
Property, plant and equipment — net	126,486	110,266
Intangibles	374	—
Restricted cash	2,808	3,043
Related party receivables	206	333
	129,874	113,642
Total assets	147,876	134,600
Liabilities and Shareholders' Deficit		
Current liabilities		
Notes payable:		
Acquisition of mining rights	9,725	9,571
Acquisition of subsidiary	25,395	25,057
Other current liabilities	1,599	736
Short-term debt	65,255	56,578
Tax, payroll and related charges	1,047	311
	103,021	92,253
Long-term liabilities		
Notes payable:		
Acquisition of mining rights	8,833	8,127
Acquisition of subsidiary	25,395	25,057
Long-term debt	9,355	10,156
Other accrued liabilities	4,867	4,710
Related party payables	156	144
	48,606	48,194
Minority interest	(2)	(2)
Shareholders' deficit		
Shares authorized and issued — holding company:		
Preferred stock 2005 — 97,160,000; no-par-value	—	17
Common stock: 2006 and 2005 — 37,175,951,876 and 182,281,876, respectively; no par value	14,128	7,038
Additional paid in capital	—	427
Deficit accumulated during the exploration stage	(17,861)	(13,667)
Accumulated other comprehensive (loss) income	(16)	340
	(3,749)	(5,845)
Total liabilities and shareholders' deficit	147,876	134,600

See accompanying notes to combined consolidated financial statements.

MMX MINERAÇÃO E METÁLICOS S.A. AND SUBSIDIARIES
(EXPLORATION STAGE COMPANIES)

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
Three-month period ended March 31, 2006 and accumulated as from inception (January 16, 2001) to March 31, 2006
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three-Month Period Ended March 31, 2006	Accumulated as from the Inception (January 16, 2001) to March 31, 2006
Net revenue	193	193
Cost of services provided	(437)	(437)
Gross loss	(244)	(244)
General and administrative expenses	(7,587)	(15,250)
Exploration costs	(3,343)	(7,240)
Other	—	(320)
Operating loss	(11,174)	(23,054)
Other income (expenses):		
Financial income	9,598	13,347
Financial expenses	(2,618)	(8,154)
	6,980	5,193
Net loss	(4,194)	(17,861)
Net loss per thousand shares of common stock — basic and diluted	(0.61)	(44.40)
Weighted average per thousand shares outstanding — basic and diluted	6,838,821	402,273

See accompanying notes to combined consolidated financial statements.

MMX MINERAÇÃO E METÁLICOS S.A. AND SUBSIDIARIES
(EXPLORATION STAGE COMPANIES)

COMBINED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT AND COMPREHENSIVE INCOME (LOSS)
For the period from inception (January 16, 2001) to March 31, 2006
(In thousands, except share data)

	Quantity of Shares (Post Stock Split)		Cumulative Preferred Stock	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Exploration Stage	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Deficit
	Preferred	Commom						
Capital contribution at the inception on January 16, 2001 (cash)	—	24,290,000	—	5	—	—	—	5
Capital contribution (other than cash)	—	48,580,000	—	16	—	—	—	16
Balances December 31, 2002	—	72,870,000	—	21	—	—	—	21
Net loss for the year	—	—	—	—	—	(22)	—	(22)
Currency translation adjustment	—	—	—	—	—	—	(3)	(3)
Comprehensive loss	—	—	—	—	—	—	—	(25)
Balances December 31, 2003	—	72,870,000	—	21	—	(22)	(3)	(4)
Net loss for the year	—	—	—	—	—	(460)	—	(460)
Currency translation adjustment	—	—	—	—	—	—	(58)	(58)
Comprehensive loss	—	—	—	—	—	—	—	(518)
Balances at December 31, 2004	—	72,870,000	—	21	—	(482)	(61)	(522)
Capital contribution:								
August 10, 2005 (cash)	—	24,290,000	—	4	—	—	—	4
August 25, 2005 (other than cash)	97,160,000	—	17	—	—	—	—	17
December 19, 2005 (other than cash)	—	106,876	—	11	—	—	—	11
December 19, 2005 (cash)	—	85,015,000	—	7,002	—	—	—	7,002
Advance for capital increase on December 27, 2005 (cash)	—	—	—	—	427	—	—	427
Net loss for the year	—	—	—	—	—	(13,185)	—	(13,185)
Currency translation adjustment	—	—	—	—	—	—	401	401
Comprehensive loss	—	—	—	—	—	—	—	(12,784)
Balances December 31, 2005	97,160,000	182,281,876	17	7,038	427	(13,667)	340	(5,845)
Capital contribution on March 15, 2006 (cash)	—	36,896,510,000	—	7,073	(427)	—	—	6,646
Conversion of preferred into common shares	(97,160,000)	97,160,000	(17)	17	—	—	—	—
Net loss for the year	—	—	—	—	—	(4,194)	—	(4,194)
Currency translation adjustment	—	—	—	—	—	—	(356)	(356)
Comprehensive loss	—	—	—	—	—	—	—	(4,550)
Balances at March 31, 2006	—	37,175,951,876	—	14,128	—	(17,861)	(16)	(3,749)

See accompanying notes to combined consolidated financial statements.

MMX MINERAÇÃO E METÁLICOS S.A., SUBSIDIARIES AND AFFILIATES
(EXPLORATION STAGE COMPANIES)
COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
Three-month period ended March 31, 2006 and accumulated as from inception (January 16, 2001) to March 31, 2006
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three-Month Period Ended March 31, 2006	Accumulated as from the Inception (January 16, 2001) to March 31, 2006
Cash flows used in operating activities		
Net loss for the period	(4,194)	(17,861)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and accretion	271	320
Exchange variation gain, net	(6,786)	(4,176)
(Increase) decrease in assets:		
Restricted cash	—	(4,800)
Recoverable taxes	(319)	(548)
Fair value of derivative instruments	630	—
Inventories	(651)	(651)
Related party	67	—
Other	(385)	(260)
Increase (decrease) in liabilities:		
Other current liabilities	727	2,148
Taxes, payroll, related charges and other accrued liabilities	471	573
Related party	—	(971)
Net cash used in operating activities	(10,169)	(26,226)
Cash flows from investing activities		
Additions to property, plant and equipment	(7,436)	(54,203)
Additions to intangible assets	(374)	(374)
Purchase of net asset in connection with acquisition — mainly mining rights	—	(69,112)
Net cash used in investing activities	(7,810)	(123,689)
Cash flows from financing activities		
Notes payable and debt:		
Loans obtained:		
Short-term	16,267	167,399
Long-term	—	10,113
Loans paid	(10,917)	(28,731)
Capital increase	6,646	14,128
Net cash provided by financing activities	11,996	162,909
Increase (decrease) in cash and cash equivalents	(5,983)	12,994
Effect of exchange rate changes on cash and cash equivalents	1,803	984
	(4,180)	13,978
Cash and cash equivalents, beginning of the period	18,158	—
Cash and cash equivalents, end of the period	13,978	13,978
	(4,180)	13,978
Supplementary disclosure of cash flow information		
Interest paid during the period	1,022	1,022

See accompanying notes to combined consolidated financial statements.

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1 Summary of significant accounting policies and practices

a. Description of business

MMX Mineração e Metálicos S.A. (the "Company") is a holding company of a group of subsidiaries, all in the exploration stage.

In order to register as a Public Company in Brazil, MMX has gone through a reorganization process, which is summarized below:

MMX Mineração e Metálicos S.A. is the new name of Tressem Participações S.A. (Tressem), a company that was incorporated on August 26, 1998 and had no operations. Tressem was a shell company that was already registered with the Brazilian Securities and Exchange Commission (CVM). Tressem, the shell company, was 100% acquired by Eike Batista (the controlling shareholder of MMX) on November 9, 2005.

Prior to the acquisition of Tressem, the controlling shareholder was the owner of the following companies:

a) MPC Mineração Pesquisa e Comércio Ltda. located in Brazil, was formed in February 1998 and acquired by MMX from a third party on August 17, 2005 when it became a subsidiary directly controlled by MMX Minas-Rio Mineração e Logística Ltda. The acquisition was accounted for under FAS 141 using purchase accounting whereby the assets acquired and liabilities assumed were recorded at their fair values at the acquisition date. As from August 17, 2005, MPC Mineração Pesquisa e Comércio Ltda. has been consolidated in the results of operations of the Company. As of the balance sheet dates, the subsidiary had not commenced its planned principal operations.

b) MMX Metálicos Brasil Ltda. (formerly EBX Siderúrgica Ltda.), formed in January 2001 and contributed to the capital of MMX on April 12, 2006 (see Note 16a.). As MMX Metálicos Brasil Ltda. was contributed to MMX subsequent to the balance sheet date, March 31, 2006, and was under common control of MMX, the contribution to MMX was accounted for at the book value and the combined consolidated financial statements include the results of operations of MMX Metálicos Brasil Ltda. from its inception in January 2001. As of the balance sheet dates, the subsidiary had not commenced its planned principal operations.

c) MMX Amapá Mineração Ltda. (formerly EBX Mineração Ltda.), formed in November 2003 and contributed to the capital of MMX on December 19, 2005. As MMX Amapá Mineração Ltda. was under common control, the contribution to MMX on December 19, 2005 was accounted for at book value and the combined consolidated financial statements include the results of operations of MMX Amapá Mineração Ltda. from its inception in November 2003. As of the balance sheet dates, the subsidiary had not commenced its planned principal operations.

d) IRX Mineração Ltda., subsidiary located in Brazil, directly controlled by MMX Amapá Mineração Ltda. (above), formed in June 2004 and contributed to the capital of MMX on December 19, 2005. As IRX Mineração Ltda. was under common control, the contribution to MMX on December 19, 2005 was accounted for at book value and the combined consolidated financial statements include the results of operations of IRX Mineração Ltda. from its inception in June 2004. As of the balance sheet dates, the subsidiary had not commenced its planned principal operations.

e) MMX Minas-Rio Mineração e Logística Ltda. (formerly EBX Energia Ltda.), formed in March 2005 and contributed to the capital of MMX on December 19, 2005. As MMX Minas-Rio Mineração e Logística Ltda. was under common control, the contribution to MMX on December 19, 2005 was accounted for at book value and the combined consolidated financial statements include the results of operations of MMX Minas-Rio Mineração e Logística Ltda. from its inception in March 2005. As of the balance sheet dates, the subsidiary had not commenced its planned principal operations.

f) MMX Corumbá Mineração e Metalurgia Ltda. (formerly EBX Corumbaense Mineração e Metalurgia Ltda.), formed in August 2005 and contributed to the capital of MMX on April 12, 2006 (see Note 16a.). As MMX Corumbá Mineração e Metalurgia Ltda. was contributed to MMX subsequent to the balance sheet date, March 31, 2006, and was under common control of MMX, the contribution to MMX was accounted for at book value and the combined consolidated financial statements include the results of operations of MMX Corumbá Mineração e Metalurgia Ltda. from its inception in January 2001. As of the balance sheet dates, the subsidiary had not commenced its planned principal operations.

g) MMX Logística do Amapá Ltda. was formed in February 2006 and contributed to the capital of MMX on February 10, 2006. As MMX Logística do Amapá Ltda. was under common control, the contribution to MMX on February 10, 2006 was accounted for at book value and the combined consolidated financial statements include the results of operations of MMX Logística do Amapá Ltda. from its inception in February 2006. As of the balance sheet dates, the subsidiary had not commenced its planned principal operations.

MMX plans to conduct operations in the following main business areas: the extraction, processing, transportation and sale of minerals; the manufacture, processing, transportation and sale of metallic products; electric power generation, transmission and trade, import and export of own and third-parties' electricity; as well as the construction, operation and exploration of marine terminals and railways.

MMX plans to develop, on its own account or through its subsidiaries, projects in mining, logistics, steel and the production of value-added metal products from the iron ore it extracts. The Company owns mineral deposits, as a result of the acquisition of mines and applications for mining rights, which it explores and from which it extracts iron ore. It also plans to manage and/or develop logistics systems for the purpose of transporting the resulting production.

On December 19, 2005, the Company, following a resolution by a meeting of the Board of Directors, underwent a capital increase of $7,013 via a private subscription of shares, $7,002 paid in as cash and $11 as shares representing the capital stock of MMX Amapá Mineração Ltda. and MMX Minas-Rio Mineração e Logística Ltda. The contributed net assets were recorded by the Company at their historical book values, and the related per-share amounts of the shares issued were calculated based on the book value of the Company at the time of contribution, in addition to an incremental value determined by a future profitability study of the Company as agreed upon by the shareholders.

For the purpose of this capital increase, the issue price of the Company's shares was fixed at $219.39 per share at that date, taking into consideration the Company's expected future profitability, as in the justification presented by the Board of Directors to the shareholders on December 14, 2005.

The consolidated subsidiaries directly and indirectly controlled by the Company and their related business are as follows:

Consolidated and Combined Subsidiaries (All in Exploration Stage)	Description of the Business
MPC Mineração Pesquisa e Comércio Ltda.	Subsidiary located in Brazil, directly controlled by MMX Minas-Rio Mineração e Logística Ltda. (above), formed in 1998, and acquired by MMX on August 17, 2005, which will be engaged in the analysis and evaluation of mining reserves, and the mining, process, transport, trade, import and export of ores.
MMX Metálicos Brasil Ltda. (formerly EBX Siderúrgica Ltda.)	Combined subsidiary located in Brazil, formed in January 2001, will be primarily engaged in the industrialization, trade, import and export of workmetal products, as well as in carrying on operation of steel plants. This Company was attributed to the capital of MMX on April 12, 2006 (see Note 16a.).
MMX Amapá Mineração Ltda. (formerly EBX Mineração Ltda.)	Subsidiary located in Brazil, formed in 2003, which will be engaged in the analysis and evaluation of mining reserves, mining and process of ores, the transport, trade, import and export of mineral, chemical or manufactured materials, and also holding interests in other entities. The subsidiary has a contract with Mineração Pedra Branca do Amapari Ltda., a subsidiary of the Canadian company Goldcorp Inc., by which the subsidiary will be able to conduct mining exploration activities (excluding those related to copper and precious metals) in the municipalities of Pedra Branca do Amapari and Porto Grande, in the State of Amapá.
IRX Mineração Ltda.	Subsidiary located in Brazil, directly controlled by MMX Amapá Mineração Ltda. (above), formed in 2004, which will be primarily engaged in the research of mining reserves, the mining and process of ores, the transport, trade, import and export of mineral, chemical or manufactured materials, and also holding interests in other entities.
MMX Minas-Rio Mineração e Logística Ltda. (formerly EBX Energia Ltda.)	Subsidiary located in Brazil, formed in March 2005, which will be engaged in (1) electric power generation, transmission and trade, import and export of own and third-parties' electricity, providing consulting services related to the electrical energy; and (2) the mining and sales of iron ores.

Consolidated and Combined Subsidiaries (All in Exploration Stage)	Description of the Business
	The subsidiary MMX Minas-Rio Mineração e Logística Ltda., on its own account or through its subsidiary MPC Mineração Pesquisa e Comércio Ltda., is the owner of mineral rights located in the "Quadrilátero Ferrífero" (iron quadrilateral), in the State of Minas Gerais.
MMX Corumbá Mineração e Metalurgia Ltda. (formerly EBX Corumbaense Mineração e Metalurgia Ltda.)	Combined subsidiary located in Brazil, formed in August 2005, will be primarily engaged in the industrialization, trade, import and export of workmetal products, as well as in carrying on operation of steel plants. This company was attributed to the capital of MMX on April 12, 2006 (see Note 16a.).
MMX Logística do Amapá Ltda.	The subsidiary, formed in 2006, operates with integrated logistic of load transport, construction and management of railroads and ports. Currently, the railroad presents a low level of operations so that the subsidiary complies with contractual obligations assumed prior to the acquisition of the railroad concession by the Company.

b. Basis of presentation and consolidation

The combined consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from Brazilian accounting principles applied by the Company and its subsidiaries in their statutory financial statements.

The Company maintains its statutory accounting records in local currency, the Real. The U.S. dollar amounts presented in the combined consolidated financial statements have been remeasured (translated) from the local currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) no. 52 — Foreign Currency Translation.

The Company and its subsidiaries (collectively the Companies) determined the local currency (real) as their functional currency and have translated all assets and liabilities into U.S. dollars at the current exchange rate at March 31, 2006 and December 31, 2005 (R$2.1724 and R$2.3407 to US$1, respectively), and all amounts in the statements of operations and cash flows at the average rates prevailing during each of the months within the three-month period ended March 31, 2006 and the period from the inception date to March 31, 2006, including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency. The related translation adjustments are included in accumulated other comprehensive income (loss), a component of shareholders' deficit.

The Company and subsidiaries are still in an exploration stage and thus have not commenced its planned principal operations, being dependent upon the financial support of the shareholders or capital infusions from third parties up to the moment their operations are profitable. In the absence of such support there could be substantial uncertainties about the Company's and subsidiaries' ability to conduct their business.

c. Cash equivalents

Cash equivalents of $13,978 and $18,158 at March 31, 2006 and December 31, 2005, respectively, consist of certificates of deposit with an initial term of less than three months. The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

d. Restricted cash

Related to funds of MMX Corumbá Mineração e Metalurgia Ltda. and MMX Metálicos Brasil Ltda. used as cash collateral for loans with Banco Itaú S.A. and Unibanco S.A.

e. Inventories

Inventories are stated at the weighted average cost of acquisition or production, which does not exceed net realizable values.

f. Derivative instruments and hedging activities

The Company accounts for derivatives and hedging activities in accordance with FASB Statement no. 133 — Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

All of the derivative instruments are marked to market at each balance sheet date, with the impact of changes in their fair value recorded as financial income or expense.

g. Results during the exploration stage

Revenues during the exploration stage were obtained from a railroad contract in place at the time MMX Logística do Amapá Ltda., which is still in the exploration stage. Such revenues are recognized when services are rendered.

h. Exploration costs

Exploration costs are expensed as incurred and relate to the exploration and evaluation costs associated with mine drilling. Management's decision to develop or mine a property will be based on an assessment of the viability of the property and the availability of financing. The Company will capitalize mining exploration and other related costs attributable to reserves in the event that a definitive feasibility study establishes proven and probable reserves. Capitalized mining costs will be amortized using the unit of production method and will also be subject to an impairment assessment.

i. Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

j. Use of estimates

The preparation of the combined consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements, and with respect to the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, intangibles, deferred income tax assets, environmental liabilities, asset retirement obligations and valuation of derivative instruments.

k. Property, plant and equipment

Property, plant, and equipment are stated at cost. Depreciation on plant and equipment is or will be calculated on the straight-line method over the estimated useful lives of the assets, as detailed in Note 6. The mining rights will be amortized using the unit of production method.

l. Intangibles

Intangible assets comprise railroad concession rights, which are stated at cost. Amortization is calculated on the straight-line method over the period of the related concession contract.

m. Impairment of long lived assets

In accordance with Statement no. 144, long lived assets, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

n. Commitments and contingencies

Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB Statement no. 143 — Accounting for Asset Retirement Obligations, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related environmental liability, in accordance with FASB Interpretation no. 39 — Offsetting of Amounts Related to Certain Contracts.

The Company accrues for losses associated with environmental remediation obligations not within the scope of Statement no. 143 when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environment remediation obligations are discounted to their present value.

The Company records asset retirement obligations in accordance with FASB Statement no. 143 — Accounting for Asset Retirement Obligations. Under SFAS no. 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the useful life of such assets by the unit of production method. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

2 Recoverable taxes

Recoverable taxes are comprised of the following:

	March 31, 2006	December 31, 2005
Withholding taxes on interest income on bank investments	676	215
Other	74	6
	750	221

3 Inventories

Inventories, amounting to $645 as of March 31, 2006, are comprised of iron ore, which resulted from the Company's initial drilling tests.

4 Derivative instruments and hedging activities

The Companies have derivative instruments to manage their exposure on their foreign currency denominated debt instruments. The Companies do not enter into derivative instruments for any purpose other than cash flow hedging purposes. That is, the Companies do not speculate by using derivatives. In order to reduce the impact of fluctuations in the exchange rate, the Companies have adopted a policy of entering into swap contracts.

By using derivative financial instruments to manage exposures to changes in exchange rates, the Companies expose themselves to credit risks and market risks. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Companies, which creates credit risk for the Companies. When the fair value of a derivative contract is negative, the related Companies owe the counterparty and, therefore, it does not possess credit risk. The Companies minimize their credit risk in derivative instruments by entering into transactions with high quality counterparties.

Market risk, in this case, is the adverse effect on the value of a financial instrument that results from a change in currency exchange rates, managed by establishing and monitoring parameters that limit the types and degree of market risks that may be undertaken.

Management monitors and evaluates its overall position daily in order to evaluate financial results and impact on the Companies cash flows. All of the derivative instruments are marked to market at each balance sheets date, with the impact of changes in their fair value recorded as financial income or expense.

During the three-month period ended March 31, 2006, gains of $19 ($649 — accumulated as from the inception, January 16, 2001) were recorded in the statements of operations.

5 Fair value of financial instruments

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Certain assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

The estimated fair values of financial instruments are as follows:

	March 31, 2006		December 31, 2005	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Financial assets:				
Cash and cash equivalents	18,778	18,778	22,958	22,958
Derivatives contracts	—	—	—	630
Financial liabilities:				
Debt:				
In foreign currency	73,000	71,336	65,500	65,078
In local currency	—	—	—	—

Criteria, assumptions and limitations used to calculate the market value

Cash and cash equivalents

The accounting value approximates the market value of the trading securities due to the short-term maturity of these instruments.

Debt

The fair value of the Company's debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

Derivatives contracts — swaps

The market value is determined based on quotations provided by the financial institutions which issued the financial instruments.

The following table presents the estimated fair values of the Company's derivative instruments at March 31, 2006 and December 31, 2005:

	Fair Value	
	March 31, 2006	December 31, 2005
Currency swap transactions:		
For a $2,500 amount (Banco Itaú BBA), maturing January 2006	—	56
For a $4,000 amount (Banco Itaú BBA), maturing January 2006	—	90
For a $10,000 amount (Banco Itaú BBA), maturing January 2006	—	221
For a $12,000 amount (Unibanco S.A.), maturing January 2006	—	263
Total	—	630

6 Property, plant and equipment

Item	Annual Depreciation — Depletion Rates (%)	March 31, 2006			December 31, 2005		
		Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Mining rights	Units of production method	110,660	—	110,660	101,612	—	101,612
Asset retirement obligation	Units of production method	4,710	—	4,710	4,710	—	4,710
Land	—	2,670	—	2,670	2,478	—	2,478
Aircraft	10	5,911	(58)	5,853		—	
Machinery and equipment	10	1,648	(46)	1,602	970	(15)	955
Furniture and fixture	10	220	(15)	205	162	(9)	153
Vehicles	20	298	(24)	274	179	(10)	169
Data processing equipment	20	439	(22)	417	188	(10)	178
Other	20	101	(6)	95	15	(4)	11
Total		126,657	(171)	126,486	110,314	(48)	110,266

All property, plant and equipment items are located in Brazil and will be employed in the workmetal business. The Company's management believes that the balance of its fixed assets is recoverable through cash flows from its future operations, as from the operation's start-up date.

Mining rights are detailed as follows:

Subsidiary and Location	Mining Right	March 31, 2006	December 31, 2005
(a) MMX Amapá Mineração Ltda. — Amapá	Iron ore	82	68
(b) MMX Minas-Rio Mineração e Logística Ltda. — Minas Gerais	Iron ore	4,010	3,723
(c) MMX Minas-Rio Mineração e Logística Ltda. — Minas Gerais	Iron ore	16,842	15,632
(d) MPC Mineração Pesquisa e Comércio Ltda. — Minas Gerais	Iron ore	75,375	69,968
(e) MMX Minas-Rio Mineração e Logística Ltda. — Minas Gerais	Iron ore	684	—
(f) MMX Minas-Rio Mineração e Logística Ltda. — Minas Gerais	Iron ore	500	—
(g) MMX Corumbá Mineração e Metalurgia Ltda. — Mato Grosso do Sul	Iron ore	7,900	7,332
(h) MMX Corumbá Mineração e Metalurgia Ltda. — Mato Grosso do Sul	Iron ore	5,267	4,889
Total		110,660	101,612

(a) Two mineral rights acquired in 2004 in the State of Amapá and Bahia, the last is object of the pending litigation described in Note 11.

(b) Located in the "Quadrilátero Ferrífero" region of the State of Minas Gerais and acquired by the subsidiary MMX Minas-Rio Mineração e Logística Ltda. on September 14, 2005, at an initial cost of $3,748. On March 31, 2006 and December 31, 2005, the Company had assumed an obligation to pay the equivalent to $3,290, and $3,218, respectively, as described in Note 8.

(c) Located in the "Quadrilátero Ferrífero" region of the State of Minas Gerais and acquired by the subsidiary MMX Minas-Rio Mineração e Logística Ltda. on October 19, 2005, at an initial cost of $16,236, $2,326 out of which was paid on November 3, 2005 and February 20, 2006. The remaining amount of $13,910 (principal plus accrued interest) will be paid in installments, as described in Note 8.

(d) Located in the "Quadrilátero Ferrífero" region of the State of Minas Gerais and acquired on August 17, 2005, through the acquisition of shares in MPC Mineração Pesquisa e Comércio Ltda., the owner of the mining rights. The total value of the transaction was $69,112 at present value (see Note 8), the first installment of $20,000 having been paid by the indirect main stockholder Eike F. Batista, as an individual on behalf of MMX Minas-Rio Mineração e Logística Ltda., and subsequently increased capital in MMX Minas-Rio Mineração e Logística Ltda. on December 7, 2005.

The acquisition was accounted for by the purchase method. The following table summarizes the estimated fair values of the assets and liabilities at the date of acquisition and the cost of acquisition:

	September 2005
Mining rights	69,112
Purchase price	69,112

The mining rights will be amortized using the unit of production method.

(e) Located in the "Quadrilátero Ferrífero" region of the State of Minas Gerais and acquired by the subsidiary MMX Minas-Rio Mineração e Logística Ltda. in 2006, at an initial cost of $700; $400 out of which was paid on the signature of the contract. The remaining amount of $300 will be paid in installments, as described in Note 8.

(f) Located in the "Quadrilátero Ferrífero" region of the State of Minas Gerais and acquired by the subsidiary MMX Minas-Rio Mineração e Logística Ltda. in 2006, at an initial cost of $500 to be paid in installments, as described in Note 8.

(g) Located in Corumbá, State of Mato Grosso do Sul, acquired by the affiliate MMX Corumbá Mineração e Metalurgia Ltda. in August 2005, at an initial cost of $7,500 fully paid in 2005.

(h) Located in Corumbá, State of Mato Grosso do Sul, acquired by the affiliate MMX Corumbá Mineração e Metalurgia Ltda. in August 2005, at an initial cost of $5,000 fully paid in 2005.

7 Asset retirement obligations

The Company has asset retirement obligations arising from regulatory requirements to perform certain asset retirement activities at the time that the right to perform mining activities is over. The liability is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized and depreciated over the related long-lived asset's useful life by the unit of production method. The following table presents the activity for the asset retirement obligations for the period ended March 31, 2006 and from the inception date (January 16, 2001) to March 31, 2006:

	Three-Months Ended March 31, 2006	Inception Date (January 16, 2001) to March 31, 2006
Beginning balance:	4.710	—
Additional liabilities incurred	—	4.710
Liabilities settled in current period	—	—
Revisions to estimates	—	—
Accretion expense	157	157
Ending balance	4.867	4.867

8 Notes payable

	March 31, 2006		December 31, 2005	
	Current	Long-Term	Current	Long-Term
Related to the acquisition of mining rights:				
$3,400 face amount, noninterest bearing, due September 2006 (less unamortized discount based on imputed interest rate of 8% — 2006, $110; 2005, $182) (a)	3,290	—	3,218	—
Local currency denominated payable, indexed by local inflation index (IGP-M), due in two installments in April and May 2006	300	—	—	—
Local currency denominated payable, indexed by local inflation index (IGP-M), due in 7 equal and consecutive installments, from April to October 2006	500	—	—	—
$15,181 and $15,262 face amounts as of March 31, 2006 and December 31, 2005 respectively, noninterest bearing, due at various dates, see below (less unamortized discount based on imputed interest rate of 8% — 2006, $1,271; 2005, $1,332) (b)	5,356	8,554	6,078	7,852
Other	279	279	275	275
Total	9,725	8,833	9,571	8,127

	March 31, 2006		December 31, 2005	
	Current	Long-Term	Current	Long-Term
Related to the acquisition of subsidiary:				
U.S. dollar denominated account payable: $55,864 and $55,520 face amounts as of March 31, 2006 and December 31, 2005, low-interest-rate bearing (less unamortized discount based on imputed interest rate of 8% - 2006, $5,074; 2005, $5,406)				
Principal (c)	24,556	24,556	24,556	24,556
Accrued interest	839	839	501	501
Total	25,395	25,395	25,057	25,057

(a) Balance due to Mr. Sebastião Cotta Lima. Such balance will be paid after the final assessment of the ore reserve, which is expected to be concluded in September 2006. As these notes payable did not include interest, thus reflecting a more favorable condition that would otherwise have been available to MMX, they were discounted through application of a market rate of interest, 8% per annum, and a corresponding decrease was recorded in the carrying value of the mining rights in the balance sheet.

(b) The remaining balance, amounting to $13,910 due to Mr. José Marcílio Nunes Filho, will be paid in 4 installments, all indexed by local inflation index (IGP-M), $1,921 due on April 17, 2006, $3,662 due on October 14, 2006, $4,077 due on April 12, 2007 and $4,250 due on October 9, 2007. As these notes payable did not include interest, thus reflecting a more favorable condition that would otherwise have been available to MMX, they were discounted through application of a market rate of interest, 8% per annum, and a corresponding decrease was recorded in the carrying value of the mining rights in the balance sheet.

(c) Amount related to the acquisition of the consolidated subsidiary MPC Mineração Pesquisa e Comércio Ltda., due to Mr. Maurílio de Oliveira Resende and others. Such balance will be paid in one short-term installment amounting to $25,395 on December 23, 2006 and on one long-term installment amounting to $25,395 due on June 23, 2008, both along with interest of 2.5% p.a. The Company has given the MPC's mining rights as collateral. As these notes payable reflected a more favorable interest rate than would otherwise have been available to MMX, they were discounted through application of a market rate of interest, 8% per annum, and a corresponding decrease was recorded in the carrying value of the mining rights in the balance sheet.

9 Debt

Bank	Currency	Interest % p.a.	Final Maturity Date		March 31, 2006	December 31, 2005
Banco Itaú BBA S.A.	US$	6.90	Sep. 2006	(a)	4,000	14,000
Banco Itaú BBA S.A.	US$	5.66	Oct. 2006	(a)	5,000	5,000
Banco Itaú BBA S.A.	US$	6.95	Mar. 2006	(a)	—	1,000
Banco Itaú BBA S.A.	US$	8.30	Mar. 2007		1,000	—
Banco Itaú BBA S.A.	US$	6.90	Sep. 2006	(a)	2,500	2,500
Unibanco S.A.	US$	6.60	May 2006	(a)	20,000	12,000
Banco ABN AMRO Real S.A.	US$	6.70	Mar. 2007	(a)	4,500	—
Banco ABC Brasil S.A.	US$	8.50	Sep. 2006	(a)	5,000	—
Banco ABC Brasil S.A.	US$	Libor + 3.5	Oct. 2007	(a)	5.000	5,000
Banco Itaú BBA S.A.	US$	4.25	Jun. 2006	(a)/(b)	4,000	4,000
Unibanco S.A.	US$	Libor + 4.1	Sep. 2008	(a)/(b)	12,000	12,000
Banco ABN AMRO Real S.A.	US$	5.65	Apr. 2006	(a)	10,000	10,000
Accrued interest					1,610	1,234
					74,610	66,734
Short-term					65,255	56,578
Long-term					9,355	10,156
					74,610	66,734

Guarantees:

(a) Personal guarantee from the controlling shareholder.

(b) 30% secured by restricted cash in the amount of $4,800 recorded within current and noncurrent assets on the balance sheet.

10 Income taxes

Income tax attributable to income from continuing operations was $0, for the three-month period ended March 31, 2006 and for the accumulated period as from the inception to March 31, 2006, and differed from the amounts computed by applying the Brazilian Federal income tax rate of 34% (combined rate of federal income tax of 25% and social contribution of 9%) to pretax income from continuing operations as a result of the following:

	March 31, 2006	Accumulated as from Inception to March 31, 2006
Loss before income taxes	(4,194)	(17,861)
Expected federal income and social contribution tax benefit at statutory rates — 34%	1,425	6,072
Valuation allowance allocated to deferred income tax expense	(1,425)	(6,072)
Income and social contribution tax (expense) benefit for the year	—	—

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at March 31, 2006 and December 31, 2005 are presented below.

	March 31, 2006	December 31, 2005
Deferred tax assets (liabilities):		
Net operating loss carryforwards	810	893
Temporary differences — difference between the Brazilian tax basis and the reporting basis raised from:		
Start-up costs deferred for statutory accounting purposes	6,324	3,570
Discount through a market interest rate on notes payable and the related mining rights acquired	589	233
Unrealized gain on derivative instruments	—	(214)
Capitalization of environment recovery costs	(1,602)	(1,602)
Provision for asset retirement obligation	1,655	1,602
Total gross deferred tax net asset	7,776	4,482
Less valuation allowance	(7,776)	(4,482)
Net deferred tax assets	—	—

Tax loss carryforwards may be carried-forward indefinitely against the profits of future periods; however, the offset is limited to 30% of current year taxable income. Total tax losses carryforwards are $2,382 and $2,626 for March 31, 2006 and December 31, 2005, respectively. No carry-back of losses is allowed.

The valuation allowance for deferred tax assets as of March 31, 2006 and December 31, 2005 was $7,776 and $4,482. respectively. The net change in the total valuation allowance for the period from inception (January 16, 2001) to March 31, 2006 and December 31, 2005 was $7,776 and $4,482, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. Management considers that the subsidiaries will not generate future taxable income in the short-term, as from the start up of its operations, in order to fully or partially recover such tax asset. As a result, a 100% valuation allowance on the deferred tax asset has been recorded.

11 Contingencies

The Company and subsidiaries are parties in lawsuits and administrative proceedings, involving civil issues and arising from the normal course of operations.

The indirect subsidiary IRX Mineração Ltda. ("IRX") is a party in the following lawsuits, involving the mineral rights detailed in Note 6, amounting to $74 at March 31, 2006:

- Action for damages seeking to annul the mineral rights sales contract, executed between João Carlos de Castro Cavalcanti and IRX, which is awaiting judgment in the lower court;

- Writ of prevention related to the breach of exclusive rights arising from the sale of the above-mentioned mineral rights by João Carlos de Castro Cavalcanti to Metal Data Ltda. Despite the acquisition of said rights by IRX being prior to the contract executed between Metal Data and João Carlos Cavalcanti, Metal Data was granted an injunction suspending the registration of the assignment of said rights by the National Department of Mineral Research — DNPM. IRX filed suit as an aggrieved party, to appeal against the injunction. This appeal is currently awaiting judgment in the high court. The writ of prevention was considered to have grounds and IRX will present its appeal at an opportune moment; and

- A summons filed by MMX Minas-Rio Mineração e Logística Ltda. and IRX Mineração Ltda. against João Carlos de Castro Cavalcanti seeking the latter's exclusion as the minority shareholder of IRX Mineração Ltda. for having negotiated mineral rights that had previously been included as part of said company's assets.

The Company's management, based on consultation with its legal counsel, considers the probability of losing the above-mentioned lawsuits to be remote and, consequently, no provision has been recorded for these pending law suits.

As of March 31, 2006 and December 31, 2005, there are no legal cases for which the Company and its legal counsel assessed the possibility of losses as either probable or reasonably possible.

The Company's income tax returns are subject to audits and additional assessment by the local tax authorities. Other taxes, charges and contributions may also be subject to factual revision and challenges, when applicable under existing legislation and revision terms. Since legislation is frequently subject to interpretation, it is not possible to determine whether ultimate approval of taxes and contributions reported on the Companies' tax returns will be obtained.

12 Capital stock

At March 31, 2006 the capital stock was comprised of 37,175,951,876 common shares (at December 31, 2005 — 182,281,876 common shares and 97,160,000 preferred shares), with no par value. The capital evolution from the inception to March 31, 2006 is as follows:

	$
Capital contributions (all amounts adjusted for stock split — see Note 16d.)	
On January 16, 2001 (cash — 24,290,000 common shares — $0.50 per share)	5
On January 16, 2001 (other than cash — 48,580,000) common shares — $0.80 per share)	16
On August 10, 2005 (cash — 24,290,000 common shares — $0.40 per share)	4
On August 25, 2005 (other than cash — 97,160,000 post conversion into common shares — $0.43 per share)	17
On December 19, 2005 (other than cash — 106,876 common shares — $250.00 per share)	11
On December 19, 2005 (cash — 85,015,000 common shares — $218.81 per share)	7,002
On March 15, 2006 (36,896,510,000 common shares — $0.47 per share)	7,073
Total as of March 31, 2006	14,128

Subsidiaries were contributed to the Company at book value and the related per-share amounts of the shares issued related to the cash and other than cash contributions were calculated based on the book value of the Company at the time of contribution, in addition to an incremental value determined by a future profitability study of the Company as agreed upon by the shareholders.

At the Extraordinary Shareholders' Meeting and the Special Preferred Shareholders' Meeting, both held on February 10, 2006, the shareholders decided to convert 40,000 preferred shares of the Company (those contributed on August 25, 2005) into common shares at a ratio of 1 for 1, in order to comply with the listing regulations for the Novo Mercado of BOVESPA — the São Paulo Stock Exchange, which the Company is applying for.

The preferred shares, converted into common shares after the end of fiscal year 2005, did not have voting rights and received priority in the payment of dividends at least 10% higher than those attributed to common shares, pursuant to paragraph 1 of article 17 of Law no. 6.404/76, as textually amended by Law no. 9.457/97.

On December 19, 2005, the Company, following a resolution by a meeting of the Board of Directors, underwent a capital increase of $7,013 via a private subscription of shares, $7,002 paid in as cash and $11 as shares representing the capital stock of MMX Amapá Mineração Ltda. and MMX Minas-Rio Mineração e Logística Ltda. The contributed net assets were recorded by the Company at their historical book values, and the related per-share amounts of the shares issued were calculated based on the book value of the Company at the time of contribution, in addition to an incremental value determined by a future profitability study of the Company as agreed upon by the shareholders.

For the purpose of this capital increase, the issue price of the Company's shares was fixed at $219.39 per share at that date, taking into consideration the Company's expected future profitability, as in the justification presented by the Board of Directors to the shareholders on December 14, 2005.

When the Company commences its operations the shareholders will be entitled under Brazilian law to receive dividends equivalent to 25% of net income for the fiscal year. Brazilian law permits the payment of cash dividends only from retained earnings and other distributable earnings reserves, as stated in the statutory accounting records and such payment must be made in Brazilian currency. No withholding tax is payable on distribution of profits earned as from January 1, 1996.

13 Financial income

	March 31, 2006	Accumulated as from the Inception (January 16, 2001) to March 31, 2006
Interest income	639	2,849
Derivative income	19	649
Foreign exchange gain	8,940	9,849
	9,598	13,347

14 Financial expenses

	March 31, 2006	Accumulated as from the Inception (January 16, 2001) to March 31, 2006
Interest expense	(2,618)	(5,848)
Foreign exchange loss	—	(2,306)
	(2,618)	(8,154)

15 Commitments

At March 31, 2006 and December 31, 2005, the Company and its subsidiaries had commitments with suppliers of goods and services as follows:

Object of Service Contract	Date of Signing	Balance of the Contract March 31, 2006	Balance of Contract December 31, 2005
Drilling in the State of Amapá	11/07/2005	416	563
Topographical surveys in the State of Amapá	11/07/2005	226	275
Elaboration of basic engineering projects for the mineral pipeline for the transportation of iron ore concentrate	12/13/2005	171	244
Elaboration of the conceptual and basic project for the construction of the Port of Açu	02/01/2006	886	822
Basic engineering, detailed engineering, supply management and implementation management for the itabirite processing plant in Amapá	01/16/2006	5,471	5,264
Contracts related to the railroad concession	02/10/2006	763	—
Technical consulting for the ore pipeline construction	03/21/2006	4,270	—
Prepare of the EIA/RIMA and application for obtaining licenses for the construction of the ore pipeline	01/05/2006	727	—
Construction of an ore processing plant	02/12/2005	4,820	5,000
Embankment services	11/16/2005	1,064	1,704
Drilling and ore transport	01/24/2005	827	865
Drilling services	11/25/2005	489	664
Others		2,855	4,501
Total		22,985	19,902

16 Subsequent events

a. Corporate restructuring

On April 28, 2006, in an Extraordinary General Meeting, the shareholders of MMX resolved, unanimously, to exchange 30% of the shares of the subsidiaries MMX Amapá Mineração Ltda., MMX Minas-Rio Mineração e Logística Ltda. and MMX Corumbá Mineração e Metalurgia Ltda. for 30% of the shares of the Company held by the foreign investor Centennial Asset Mining Fund LLC. The exchange of shares represented the cancellation of the total common shares of the Company then held by the foreign investor Centennial Asset Mining Fund LLC, which received, in exchange, 30% of the shares of the subsidiaries. The issuance of shares of MMX Amapá Mineração Ltda., MMX Minas-Rio Mineração e Logística Ltda. and MMX Corumbá Mineração e Metalurgia Ltda. was made in favor of the companies Centennial Asset Participações Amapá S.A., Centennial Asset Participações Minas-Rio S.A. and Centennial Asset Participações Corumbá S.A. (the Recipients).

The net assets of MMX Amapá Mineração Ltda., MMX Minas-Rio Mineração e Logística Ltda. and MMX Corumbá Mineração e Metalurgia Ltda. as of March 31, 2006 were ($4,075), $3,530, and $1,268, respectively. The minority interest will represent 30% of these net assets and will be included in the consolidated financial statements.

As a result of this transaction 77,728,000 of the common shares owned by the shareholder Centennial Asset Mining Fund LLC in the capital of MMX were cancelled. As a result of the transaction the Company ended up holding the following corporate stakes: 99.9% of MMX Metálicos Brasil Ltda., 70% of MMX Amapá Mineração Ltda. (that owns 99,9% of MMX Logística do Amapá Ltda. and 80% of IRX Mineração Ltda.), 70% of MMX Minas-Rio Mineração e Logística Ltda. (that owns 99,9% of MPC Mineração Pesquisa e Comércio Ltda.) and 70% of MMX Corumbá Mineração Ltda.

b. Stock options plan

The Company has approved a stock options plan (the "Plan") to which selected Directors, Officers and senior employees and consultants of the Company will be eligible. The amount of options granted pursuant to the Plan shall not, at any given moment, exceed 1% of the issued and outstanding shares of the Company. The granting of stock options under the Plan, including the allocation of share options to each individual and the exercise price thereof, will be subject to Board approval, pursuant to a recommendation made by the Company's Compensations Committee. Options granted to the members of the Board Directors of the Company must be approved by the shareholders in a shareholders' meeting convened for such purposes, whereas granting of the option to other employees of the Company may be approved by the Board of Directors.

The exercise price of the shares under the Plan shall not be established, under any circumstance, at a price that is lower than 80% of the average per-share price of the Company's shares during the 20 trading days preceding the date the options are granted under the Plan.

On April 28, 2006, the shareholders of the Company granted stock options under the Plan to each of the following Directors: Eliezer Batista, Jose Alqueres, Gilberto Sayao, Raphael Magalhães, Hans Mende, Peter Nathaniel, Samir Zraick, and to Amaury Temporal, Advisor to the Board of Directors. Each of these eight persons will receive as compensation for their services to the Company, stock options of the Company equivalent to a value of $1,000 determined based on the market price of the share at the date of the public offering, provided that such amount multiplied by eight does not exceed the 1% threshold established under the Plan. The options granted to such Directors and the Advisor will vest gradually over 5 years. On each anniversary of the grant, each option holder will vest and be entitled to exercise 20% of his options. As the Company is not yet a public Company, the per-share exercise price for this particular stock options will be R$1,00. If, by whatever reason, the Director resigns or is removed from the Board, all non-vested options will automatically expire.

The shareholders of the Company have further resolved that the Board will not grant stock options to employees under the Plan during fiscal year 2006.

c. Acquisition of new areas

On April 28, 2006, MMX Minas-Rio Mineração e Logística Ltda. entered into an option agreement for the mineral rights purchase regarding iron ore exploration in the iron quadrilateral region ("Quadrilátero Ferrífero"), for which it shall pay the total equivalent to $6,000 to drill ore for a period of 10 months (extendable for eight more months, having the obligation to pay an additional $19,000), at the end of which the Company may exercise its right to purchase the mine.

d. Stock split

In the special general meeting of April 28, 2006, a stock split of the common shares issued by the Company was approved, in proportion to 2,429 (two thousand, four hundred and twenty-nine) new common shares for each existing common share. All share and per-share amounts in the accompanying combined consolidated financial statements have been restated to reflect this stock split.

The shares issued by virtue of the stock split have the same rights and benefits guaranteed to existing shares.

e. Novos Dourados Farm

In order to comply with local environmental requirements concerning forest areas related to mining operations, MMX Corumbá Mineração e Metalurgia Ltda. entered into a purchase and sale agreement on April 28, 2006 with respect to Fazenda Novos Dourados (Novos Dourados Farm) for a price constituted by a fixed installment and another variable. The fixed installment of the price corresponds to R$1,000 (equivalent to $479 as of March 31, 2006) paid upon execution of the Purchase and Sales Agreement, plus R$1,000 (equivalent to $479 as of March 31, 2006) to be payable on the date of execution of the definitive purchase and sale deed of the property. Besides the fixed installment, MMX will pay R$40.50 (equivalent to $19.39 as of March 31, 2006) for any hectare that is registered with the competent real estate notary's office in addition to the 11,223 hectares of Novos Dourados Farm already registered.

d. Stock split

In the special general meeting of April 28, 2006, a stock split of the common shares issued by the Company was approved, in proportion to 2,429 (two thousand, four hundred and twenty-nine) new common shares for each existing common share. All share and per-share amounts in the accompanying combined consolidated financial statements have been restated to reflect this stock split.

The shares issued by virtue of the stock split have the same rights and benefits guaranteed to existing shares.

e. Novos Dourados Farm

In order to comply with local environmental requirements concerning forest areas related to mining operations, MMX Corumbá Mineração e Metalurgia Ltda. entered into a purchase and sale agreement on April 28, 2006 with respect to Fazenda Novos Dourados (Novos Dourados Farm) for a price constituted by a fixed installment and another variable. The fixed installment of the price corresponds to R$1,000 (equivalent to $479 as of March 31, 2006) paid upon execution of the *Purchase and Sales Agreement*, plus R$1,000 (equivalent to $479 as of March 31, 2006) to be payable on the date of execution of the definitive purchase and sale deed of the property. Besides the fixed installment, MMX will pay R$40.50 (equivalent to $19.39 as of March 31, 2006) for any hectare that is registered with the competent real estate notary's office in addition to the 11,223 hectares of Novos Dourados Farm already registered.